    As filed with the Securities and Exchange Commission on November 10, 1998
                         REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                       INTERSTATE HOTELS MANAGEMENT, INC.
             (Exact name of Registrant as specified in its charter)

            MARYLAND                                 7011                      75-2767215
            --------                                 ----                      ----------
  (State or other jurisdiction           (Primary Standard Industrial       (I.R.S. Employer
of incorporation or organization)         Classification Code Number)      Identification No.)

                               -------------------

                      680 ANDERSEN DRIVE, FOSTER PLAZA TEN
                         PITTSBURGH, PENNSYLVANIA 15220
                                 (412) 937-0600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              --------------------

                            W. Thomas Parrington, Jr.
                       Interstate Hotels Management, Inc.
                      680 Andersen Drive, Foster Plaza Ten
                         Pittsburgh, Pennsylvania 15220
                                 (412) 937-0600
 (Name, address including zip code, and telephone number, including area code, of agent for service)

                              --------------------

                                   COPIES TO:
                             CARLA S. MORELAND, ESQ.
                             JOHN P. BOHLMANN, ESQ.
                     c/o Patriot American Hospitality, Inc.
                              1950 Stemmons Freeway
                                   Suite 6001
                               Dallas, Texas 75207
                                 (214) 863-1000

                              --------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

                              --------------------

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                     CALCULATION OF REGISTRATION FEE
=======================================================================================================================
                                                                Proposed              Proposed
     Title of Each Class of              Amount to              Maximum               Maximum             Amount of
        Securities to Be                     be              Offering Price          Aggregate          Registration
           Registered                  Registered(1)          Per Share(2)       Offering Price(2)           Fee
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value          9,221,743 shares           $5.23              $48,229,716            $13,408
-----------------------------------------------------------------------------------------------------------------------

(1) Estimated maximum number of shares which may be issued.
(2) The registration fee has been calculated pursuant to Rule
457(f)(2) under the Securities Act and is based upon the book value of the Common Stock computed as of June 30, 1998.

                              --------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this Information Statement/Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Information Statement/Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED __________, 1999

                                9,221,743 SHARES

                       INTERSTATE HOTELS MANAGEMENT, INC.


               DISTRIBUTION BY PATRIOT AMERICAN HOSPITALITY, INC.
                          TO ITS SHAREHOLDERS OF UP TO
                        9,221,743 SHARES OF COMMON STOCK
                      OF INTERSTATE HOTELS MANAGEMENT, INC.

                               -------------------

         We are sending you this Information Statement/Prospectus to describe the spin-off of 92% of Interstate Hotels Management, Inc. (the "Company" or "Interstate Management") from Patriot American Hospitality, Inc. ("Patriot"), and the business and financial condition of the Company following the spin-off. Patriot will consummate the spin-off if it does not complete the sale of 92% of the Company to affiliates of Paine Webber Real Estate Securities Inc. ("Paine Webber") pursuant to a letter of intent Patriot signed with Paine Webber on November 9, 1998. If the spin-off is accomplished, you will receive one share of common stock of the Company for every 19.57 shares of common stock or certain other securities of Patriot and Wyndham International, Inc. ("Wyndham") you own.

         Patriot agreed to complete the spin-off as part of the settlement agreement it reached with Marriott International, Inc. ("Marriott") and Interstate Hotels Company ("IHC") in connection with the merger of IHC into Patriot, which occurred on June 2, 1998. The Company operates and has a 47.5% economic interest in the third-party hotel management business Patriot acquired from IHC. The spin-off achieves two goals: you will continue to own an equity stake in IHC's third-party hotel management business, but Wyndham, shares of which are paired and trade together as a single unit with Patriot's shares and which is a major competitor of Marriott's, will not have a direct relationship with Marriott or any Marriott hotels. If you are a holder of record of Patriot securities on ____________, 1999, you will receive your Company shares automatically. You do not need to take any further action. We intend to apply to have the Company shares listed on the New York Stock Exchange under the trading symbol "___."

                                ---------------

    WE URGE YOU TO READ THIS INFORMATION STATEMENT/PROSPECTUS CAREFULLY
       SINCE IT CONTAINS INFORMATION THAT IS IMPORTANT TO YOU. PLEASE
          PAY PARTICULAR ATTENTION TO THE "RISK FACTORS" BEGINNING
                               ON PAGE 9.

                                 ---------------

    NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION.
             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                             NOT TO SEND US A PROXY.

                                 ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
           COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
               DETERMINED IF THIS INFORMATION STATEMENT/PROSPECTUS IS
                 TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

                 THIS INFORMATION STATEMENT/PROSPECTUS DOES NOT
                 CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION
                       OF AN OFFER TO BUY ANY SECURITIES.

                                 ---------------

      The date of this Information Statement/Prospectus is         , 1999.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF AND THE COMPANY.......................1

KEY TERMS OF THE SPIN-OFF......................................................4

SUMMARY .......................................................................5

SUMMARY FINANCIAL AND OTHER DATA...............................................7

RISK FACTORS...................................................................9

THE SPIN-OFF..................................................................14

BUSINESS......................................................................17

SELECTED FINANCIAL AND OTHER DATA.............................................26

PRO FORMA FINANCIAL DATA......................................................28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND RESULTS OF OPERATIONS.............................................35

MANAGEMENT....................................................................44

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................48

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................49

DESCRIPTION OF CAPITAL STOCK..................................................50

WHERE YOU CAN FIND MORE INFORMATION...........................................53

INDEX TO COMBINED FINANCIAL INFORMATION......................................F-1


THIS INFORMATION STATEMENT/PROSPECTUS CONTAINS TRADEMARKS AND TRADE NAMES OF COMPANIES OTHER THAN INTERSTATE HOTELS MANAGEMENT, INC.

            QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF AND THE COMPANY

        These questions and answers are qualified by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Information Statement/Prospectus. References to "we," "us," the "Company" and "Interstate Management" mean Interstate Hotels Management, Inc. and its subsidiaries, references to "Interstate Hotels, LLC" mean Interstate Hotels, LLC and its subsidiaries, references to "Patriot" mean Patriot American Hospitality, Inc. and its subsidiaries, references to "Wyndham" mean Wyndham International, Inc. and its subsidiaries, references to the "Patriot Companies" mean Patriot and its subsidiaries together with Wyndham and its subsidiaries, references to "IHC" mean Interstate Hotels Company, references to "Company stock" and "Company shares" mean the common stock of the Company, and references to "Patriot securities" mean common stock and Series A Preferred Stock of Patriot, Series A and Series B Preferred Stock of Wyndham and Class A and Class C Preferred limited partnership units of Wyndham International Operating Partnership, L.P. In addition, all statistics relate to the Company's portfolio of hotels for which management contracts or leases were in place as of September 30, 1998 and which, if the spin-off had occurred on that date, would be operated by the Company.

Q: WHY ARE THE PATRIOT COMPANIES SPINNING OFF THE THIRD-PARTY HOTEL MANAGEMENT BUSINESS THEY ACQUIRED FROM IHC?

A: The spin-off is a major component of the settlement agreement reached among the Patriot Companies, IHC and Marriott in connection with the merger of IHC into Patriot. The spin-off achieves two goals: you will continue to own an equity stake in IHC's third-party hotel management business, but Wyndham will not have a direct relationship with Marriott or any Marriott hotels. ("Third-party hotel management business" refers to the management, leasing and related services we perform for hotels that we do not own.)

Q:   WHAT WILL HAPPEN IN THE SPIN-OFF?

A: In the spin-off, the Patriot Companies will separate from their diversified hotel business the third-party hotel management business which they acquired from IHC through Patriot's merger with IHC to create a separate publicly traded company.

Q:   WHAT WILL I RECEIVE IN THE SPIN-OFF?

A: You will receive one Company share for every 19.57 Patriot securities you own on ___________, 1999, the record date for the spin-off. We will not issue any fractional shares. Instead, you will receive cash based on the market value of any fractional shares.

     EXAMPLE: If you own 101 Patriot securities, then after the spin-off you will receive five Company shares and a check for the market value of the fractional interest.

Q:   WHAT DO I HAVE TO DO TO PARTICIPATE IN THE SPIN-OFF?

A: Nothing. No proxy or vote is necessary for the spin-off. If you own Patriot securities as of the close of business on ____________, 1999, Company shares will be mailed to you or credited to your brokerage account. You do not need to mail in any stock certificates.

Q:   IS 100% OF THE COMPANY BEING SPUN-OFF?

A: No. The spin-off is being designed so that immediately after the spin-off and certain other transactions (which are described in more detail on page
     5) are completed, holders of Patriot securities will own 92% of the Company shares. At the time of the spin-off, Marriott will purchase four percent of the Company shares. The Patriot Companies will continue to own four percent of the Company shares.

Q:   WHAT WILL THE COMPANY DO AND OWN?

A: The Company is the sole manager of Interstate Hotels, LLC, the entity which, either directly or through subsidiaries, actually owns the third-party hotel management business the Patriot Companies acquired when IHC merged into Patriot. The Company owns a 47.5% economic interest in Interstate Hotels, LLC, meaning the Company is entitled to 47.5% of the income and losses arising from the operation of the third-party hotel management business the Patriot Companies acquired from IHC. This business consists of managing, leasing, and performing related services for 173 hotels on behalf of the third parties that own them. In addition to operating IHC's former third-party hotel management business, the Company intends to develop and expand its own hotel management and leasing business in the future. The Company may also engage in other businesses, such as hotel investments and development. The Patriot Companies have the right to consent to our acquisition of any new real property interests, including leaseholds. The Patriot Companies expect that they would give their consent to our acquisition of new real property interests unless any such acquisition would have adverse tax consequences to Patriot, including jeopardizing its status as a real estate investment trust ("REIT"). Any new management contracts and leases and other hotel business acquired by the Company will be held by the Company rather than Interstate Hotels, LLC, and the Company's stockholders will thus be entitled to 100% of the benefit of this new business. Interstate Hotels, LLC has agreed that it will not seek additional third-party hotel management contracts on its own behalf.

Q: WHAT WILL THE RELATIONSHIP BE BETWEEN THE COMPANY AND THE PATRIOT COMPANIES AFTER THE SPIN-OFF?

A: The Patriot Companies will continue to own four percent of the Company shares immediately after the spin-off and will have the right to elect two of the Company's nine directors. The officers of the Company will not be officers or employees of the Patriot Companies.

     In addition, a subsidiary of the Patriot Companies owns a 52.5% non-voting interest in Interstate Hotels, LLC. Accordingly, the Patriot Companies are entitled to 52.5% of the income and losses arising from the operation of the Company's existing business. The Patriot Companies will not be entitled to any of the income and losses from any new business developed by the Company (except by virtue of their four percent ownership of the Company shares).

     The Company shares will not be "clipped" to or "paired" with the shares of Patriot or Wyndham. They will not trade together with shares of Patriot or Wyndham or any other entity.

Q:   WHAT WILL MY SPIN-OFF SHARES BE WORTH?

A: We have estimated the value of the Company shares to be ______ per share. The actual trading value of the Company shares may be higher or lower than the estimated value and will depend on many factors. Until an orderly trading market develops, the market price for the Company shares may fluctuate significantly. Please obtain current quotations prior to deciding whether to purchase or sell Company shares.

Q:   WILL I HAVE TO PAY TAXES ON THE SHARES I RECEIVE IN THE SPIN-OFF?

A: Yes. The fair market value of the Company shares you receive in the spin-off (and the cash you receive in lieu of fractional shares) will be taxable to you. The distribution will be treated as a dividend and taxable as ordinary income if it is paid out of Patriot's earnings and profits. Any amount of the distribution in excess of earnings and profits will first reduce your tax basis in your Patriot securities and then will be taxable to you as capital gain. We have assigned an estimated value of ______ per share to the Company shares, but the actual value of the spin-off distribution could be between ______ and ______ per share. The final value of the spin-off distribution cannot be determined until after the distribution is completed. We will make a public announcement of the amount of the distribution promptly after it is determined and will furnish to you the required IRS information as promptly as we can. For a more detailed description of the tax consequences to you of the spin-off, see page 15.

Q:   WHEN WILL I RECEIVE MY COMPANY SHARES?

A: Patriot will deliver the Company shares to which you are entitled as promptly as it can following the spin-off. Patriot will either mail a stock certificate to you or arrange for your shares to be credited electronically to your brokerage account.

Q:   WHEN WILL I BE ABLE TO BUY AND SELL COMPANY SHARES?

A:   You may buy and sell Company shares once the spin-off occurs.

Q:   WHERE WILL THE COMPANY SHARES TRADE?

A: The Company intends to apply to have the Company shares listed on the New York Stock Exchange under the trading symbol "_____."

Q:   WILL DIVIDENDS BE PAID ON THE COMPANY SHARES?

A: We do not plan to pay dividends on the Company shares in the foreseeable future. Unlike Patriot, we are not a REIT and thus are not required to pay any dividends. We plan to retain our earnings to fund the development of our business.

Q:   WHOM SHOULD I CALL WITH QUESTIONS ABOUT THE SPIN-OFF AND THE COMPANY?

A: If you have questions about the spin-off or the Company or if you would like additional copies of this Information Statement/Prospectus or any document we refer to in this Information Statement/Prospectus, you should contact Paul Keung at Patriot at (214) 863-1000. After the effective date of the spin-off, you should contact Lisa O'Connor at the Company at (412) 937-0600.

                            KEY TERMS OF THE SPIN-OFF



NO STOCKHOLDER ACTION
REQUIRED You do not need to take any action in order to receive Company shares in the spin-off. You do not need to surrender Patriot securities to receive Company shares in the spin-off. The number of Patriot securities you own will not change as a result of the spin-off.

RECORD DATE                             You need to own Patriot securities as
                                        of the close of business on _________,
                                        1999 to receive Company shares in the
                                        spin-off.

DISTRIBUTION RATIO                      You will receive one Company share for
                                        every 19.57 Patriot securities you own
                                        as of the close of business on
                                        ________, 1999.

SHARES TO BE DISTRIBUTED                Immediately after the spin-off and
                                        certain related transactions, holders of
                                        Patriot securities will own 92%
                                        (8,973,358 shares) of the outstanding
                                        Company shares. The Patriot Companies
                                        will continue to own four percent of
                                        the Company shares. Marriot will own the remaining four percent.

MAILING DATE                            The distribution agent will mail
                                        certificates for Company shares and cash in lieu of fractional shares to holders of Patriot shares on or about
                                        ___________, 1999. Electronic credits to brokerage accounts will be made on the same date.

NO FRACTIONAL SHARES                    Fractional shares will not be
                                        distributed. Instead, you will receive a cash payment in lieu of any fractional interest to which you are entitled in the spin-off.

                                     SUMMARY


        This summary highlights selected information from this Information Statement/Prospectus and does not contain all of the information that may be important to you. For a more complete description of the spin-off, you should read this entire Information Statement/Prospectus as well as the additional documents we refer to under the heading "Where You Can Find More Information."

THE SPIN-OFF

        Patriot will consummate the spin-off if it does not complete the sale of 92% of the Company to affiliates of Paine Webber pursuant to a letter of intent Patriot signed with Paine Webber on November 9, 1998. If the spin-off is consummated, Patriot will distribute one Company share for every 19.57 Patriot securities you own on _______, 1999, the record date for the spin-off. At the time of the spin-off, Marriott will also purchase four percent of the outstanding Company shares for approximately $2.0 million. We expect the spin-off to occur on __________, 1999.

REDEMPTION OF COMPANY SHARES DISTRIBUTED TO CERTAIN SECURITYHOLDERS

        Following the spin-off, we will redeem a total of 248,385 Company shares from certain of our stockholders who are affiliated with the Patriot Companies. The purchase price for the shares to be redeemed will be the average trading price of the Company shares over their first five trading days. We are redeeming these shares in order to reduce the level of ownership of Company shares by affiliates of the Patriot Companies, as the Patriot Companies agreed to do as part of the Marriott settlement. We have calculated these redemptions so that immediately following the spin-off, the purchase of Company shares by Marriott and the redemptions, holders of Patriot securities will own 92% of the Company shares, Marriott will own four percent of the Company shares and the Patriot Companies will own four percent of the Company shares. In addition, limited partners in Patriot's operating partnership will receive an equivalent cash payment in lieu of receiving Company shares.

BUSINESS AND STRATEGY OF THE COMPANY

        Following the spin-off, we will control and have a 47.5% economic interest in Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by IHC prior to the IHC merger. As the manager of Interstate Hotels, LLC, we will operate 173 hotels containing approximately 31,200 rooms. The hotels are located in 38 states in the United States, Canada, the Caribbean and Russia. We will manage, lease or perform related services for independent hotels, as well as hotels under a variety of major brand names, including Colony(R), Comfort Inn(R), Courtyard by Marriott(R), Fairfield Inn by Marriott(R), Hampton Inn(R), Hilton(TM), Holiday Inn(R), Homewood Suites(R), Marriott(R), Radisson(TM), Residence Inn by Marriott(R), Sheraton(TM) and Westin(TM). To facilitate the management of our diverse portfolio of hotels, we have divided the hotels between two separate portfolios - Interstate (luxury and upscale), which are managed by Interstate Hotels, LLC, and Crossroads (mid-scale, upper economy and budget), which are managed by Crossroads Hospitality Company, L.L.C. ("Crossroads Hospitality"), a subsidiary of Interstate Hotels, LLC. Substantially all of IHC's employees who were a part of IHC's third-party hotel management business will be employees of Interstate Hotels, LLC or Crossroads Hospitality.

        In addition to conducting IHC's former third-party hotel management business through Interstate Hotels, LLC, we will pursue future opportunities to manage or lease hotels on behalf of third-party owners. We may also pursue other business opportunities, such as hotel investment and development projects. The Patriot Companies have the right to consent to our acquisition of any new real property interests, including leaseholds. The Patriot Companies expect that they would give their consent to our acquisition of new real property interests unless any such acquisition would have adverse tax consequences to Patriot, including jeopardizing its REIT status. Any new business we acquire will be managed or leased directly by us, not through Interstate Hotels, LLC. Because we have an agreement with Interstate Hotels, LLC that prohibits it from expanding its business beyond its existing contracts, you will have the full benefit of any new business we acquire, even business we acquire through relationships with the owners of hotels managed by Interstate Hotels, LLC. We intend to attract future business both through our existing relationships with third-party hotel owners and through the development of relationships with additional third-party owners.

MANAGEMENT

         There initially will be nine persons on our Board of Directors, two of whom (_______ and _______) were selected by the Patriot Companies and two of whom (___________ and ________) were selected by Marriott. Presently, W. Thomas Parrington, Jr. is our Chief Executive Officer.

STRUCTURE OF THE COMPANY

        We will initially have two principal subsidiaries, Interstate Hotels, LLC and IHC II, LLC. We will own a 47.5% interest in Interstate Hotels, LLC and a 99.99% interest in IHC II, LLC. Interstate Hotels, LLC is the entity that will operate the third-party hotel management business that the Patriot Companies acquired from IHC. IHC II, LLC will enter into arrangements under which Marriott will submanage ten Marriott hotels acquired by the Patriot Companies from IHC. IHC II, LLC is not expected to make a profit on these arrangements, but rather will serve to insulate the Patriot Companies and Marriott from having a direct contractual relationship with each other. A summary diagram of our structure immediately following the spin-off is set forth below.


                                    [CHART]

        Included here in the printed version of this Information
Statement/Prospectus is a graphic which depicts, using boxes to represent entities and arrows to represent ownership interests, the ownership structure of the Company. The graphic shows that:

        o Marriott will own four percent of the Company, the holders of Patriot securities will own 92% of the Company, Patriot will own three percent of the Company and PAH-Interstate Holdings, Inc., a subsidiary company owned 99% by Patriot and one percent by Wyndham Operating Partnership (itself a subsidiary of which Wyndham owns at least 85%), will own one percent of the Company;

        o The Company will own 99.99% of IHC II, LLC and Marriott will own .01% of IHC II, LLC;

        o The Company will own 47.5% of Interstate Hotels, LLC and PAH-Interstate Holdings, Inc. will own 52.5% of Interstate Hotels, LLC;

        o Interstate Hotels, LLC will own 99% of Crossroads Hospitality Company, L.L.C. and PAH-Interstate Member, Inc., a wholly-owned subsidiary of PAH-Interstate Holding, Inc., will own 1% of Crossroads Hospitality Company, L.L.C.; and

        o  Patriot owns 81% of Patriot Operating Partnership.

        Our principal executive offices are located at 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220. Our telephone number is (412) 937-0600.

                        SUMMARY FINANCIAL AND OTHER DATA

            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND HOTEL DATA)

                                                                                                                SIX MONTHS
                                                      YEAR ENDED DECEMBER 31,                                  ENDED JUNE 30,
                                  ------------------------------------------------------------------  ------------------------------
                                                                                           PRO FORMA                       PRO FORMA
                                    1993      1994       1995        1996        1997       1997(1)     1997       1998     1998(1)
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  ---------
STATEMENT OF INCOME DATA:
Revenues:
  Lodging revenues                      --        --          --  $    9,979  $  167,854  $  145,099  $ 65,968   $ 93,290  $ 77,921
  Management and related fees     $ 25,379  $ 36,581  $   44,832      53,487      61,950      42,327    29,876     33,454    21,732
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  --------
      Total revenues                25,379    36,581      44,832      63,466     229,804     187,426    95,844    126,744    99,653

Expenses:
  Lodging expenses                      --        --          --       6,126      85,630      74,463    33,733     46,849    39,514
  Operating expenses and other (2)  15,384    20,708      24,921      39,889      35,014      27,996    15,930     19,184    16,080
  Lease expense                         --        --          --       3,476      73,283      62,550    28,499     41,140    34,018
  Depreciation and amortization      3,191     3,632       4,166       4,358       4,820      18,320     2,365      4,019     9,600
  Interest, net                        (39)      (81)       (204)       (523)       (435)       (435)      (48)      (226)     (226)
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  --------

Income before income tax expense     6,843    12,322      15,949      10,140      31,492       4,532    15,365     15,778       667

Income tax expense (3)                  --        --          --       4,056      12,597       1,813     6,146      6,311       267
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  --------

Income before minority interest      6,843    12,322      15,949       6,084      18,895       2,719     9,219      9,467       400

Minority interest                       --        --          --          --          --       1,428        --         --       210
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  --------

Net income                        $  6,843  $ 12,322  $   15,949  $    6,084  $   18,895  $    1,291  $  9,219   $  9,467  $    190
                                  ========  ========  ==========  ==========  ==========  ==========  ========   ========  ========


Pro forma net income per common share(4):
  Basic                                                                                   $     0.13                       $   0.02
  Diluted                                                                                 $     0.13                       $   0.02

BALANCE SHEET DATA (AT YEAR END):
Cash and cash equivalents                             $   13,950  $   10,969  $    2,331              $  3,334   $  4,261  $ 19,881
Total assets                                              36,966      84,544      95,856                91,577    173,556   187,654
Long-term debt                                               703         541         370                   370        190       190
Total equity                                              23,470      61,860      59,248                58,429     91,090    51,036

OTHER FINANCIAL DATA:
EBITDA (5)                        $  9,995  $ 15,873  $   19,911  $   13,975  $   35,877  $   22,417  $ 17,682   $ 19,571  $ 10,041
Net cash provided by
    operating activities                                  23,646      16,630      30,596                10,914     14,642
Net cash (used in) provided by
    investing activities                                    (632)     (4,337)    (17,556)               (5,728)    14,934
Net cash used in
    financing activities                                 (15,766)    (15,274)    (21,678)              (12,821)   (27,646)

TOTAL HOTEL DATA (6):
Total hotel revenues              $760,766  $858,986  $1,056,279  $1,326,581  $1,600,958  $1,058,613  $743,321   $773,133  $480,105
Number of hotels (7)                    82       136         150         212         223         184       230        207       168
Number of rooms (7)                 24,202    31,502      35,044      43,178      45,329      33,620    45,499     42,444    30,735

--------------

(1) Reflects the spin-off and other adjustments described in "Pro Forma Financial Data."

(2) Includes a non-recurring expense of $11,896 for the year ended December 31, 1996, relating to the issuance of 785,533 shares of common stock to certain executives and key employees of IHC in consideration for the cancellation of stock options issued by one of IHC's predecessors, Interstate Hotels Corporation, in 1995.

(3) Prior to 1996, IHC and its predecessors were organized as S corporations, partnerships and limited liability companies and, accordingly, were not subject to federal and certain state income taxes.

(4) Based on 10,002,035 shares of Common Stock outstanding on a pro forma basis on the spin-off date.

(5) EBITDA represents earnings before interest, income tax expense, depreciation and amortization and minority interest. Management believes that EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, depreciation and amortization, which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the property owner. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles ("GAAP"), is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under GAAP for purposes of evaluating the Company's results of operations.

(6) Represents all hotels, including the leased hotels, for which the Company provides management or related services.

(7)      As of the end of the periods presented.

                                  RISK FACTORS


        You should carefully read and evaluate the risk factors listed below as well as the other information contained in this Information
Statement/Prospectus.

TERMS OF OUR MANAGEMENT AGREEMENTS

        Almost all of our revenues for the foreseeable future will come from the operation of hotels for third-party owners. Hotel management agreements will expire and be acquired, terminated and renegotiated in the ordinary course of our business. Typically, our hotel management agreements may be terminated for many reasons, including default by us or sale of or foreclosure on the underlying property. In addition, approximately 27 of our management agreements may be terminated without cause and without the payment of a penalty by either party upon ten to ninety days' notice. An additional 16 management agreements may be terminated without cause upon thirty to ninety days' notice with the payment of a termination fee.

        We have been notified by third-party owners of three hotels that such hotels are currently for sale. These three hotels generated $2.1 million, or 16.2%, of our pro forma net management fees for the six months ended June 30, 1998. We have also been notified by third-party owners of two hotels (which generated approximately $100,000, or 0.8%, of our pro forma net management fees for the six months ended June 30, 1998) that our management agreements for such hotels will be terminated no later than January 1, 1999. Additionally, 20 of our management agreements (which generated $1.9 million, or 15.1%, of our pro forma net management fees for the six months ended June 30, 1998) expire by the end of 1998, eight agreements (which generated $1.7 million, or 13.0%, of our pro forma net management fees for the six months ended June 30, 1998) expire by the end of 1999 and 11 agreements (which generated $1.2 million, or 9.5%, of our pro forma net management fees for the six months ended June 30, 1998) expire by the end of 2000. In aggregate, we estimate the average remaining life of our hotel management agreements to be approximately five years. We cannot be sure that any of these management agreements will be renewed or extended or that the terms of any renewals or extensions will be as favorable to us as the terms of the existing agreements. We also cannot be sure that we will be able to obtain new third-party hotel management agreements or that the terms of any new management agreements will be as favorable to us as the typical terms of our existing agreements.

COMPETITION FOR THIRD-PARTY HOTEL MANAGEMENT AGREEMENTS AND RELATED BUSINESS

        We compete for third-party hotel management agreements with international, national, regional and local hotel management and franchise companies. We compete with these companies on factors such as relationships with hotel owners and investors, access to capital, financial performance, contract terms, name recognition, marketing support and the willingness to provide funds in connection with new management arrangements. Many of our competitors have substantially greater financial resources than we do. In order for us to expand our hotel management business by acquiring additional management agreements, we may be required to offer more attractive terms to hotel owners than those contained in our existing management agreements and we may be required to make investments (in the form of equity or debt) in hotel properties. We do not currently have capital available to make such investments and, therefore, would be required to obtain financing to provide the necessary funds. We cannot assure you that we could obtain such financing on commercially reasonable terms. In addition, the Patriot Companies have the right to consent to any investment we make in real property interests. The Patriot Companies expect that they will give their consent to our acquisition of real property interests unless any such acquisition would have adverse tax consequences to Patriot, including jeopardizing its REIT status.

        In addition to the services provided under the terms of our management agreements, we often provide certain ancillary services to third-party hotel owners such as insurance and risk management and centralized purchasing. The costs for these services are typically subject to prospective approval by the hotel owners on an annual basis. Although we believe that the fees we charge for these services are generally competitive with those charged by unrelated third parties, we cannot be sure that third-party hotel owners will not choose to obtain such services from such unrelated third parties in the future.

RISKS RELATED TO DISPUTE OVER LEASED HOTEL PORTFOLIO

        We are engaged in a dispute with Equity Inns Partnership, L.P. ("Equity Inns") regarding the status of leases for 80 hotels we lease from Equity Inns or its affiliates. The principal issue in the dispute is whether we or Equity Inns are responsible for funding product improvement plans ("PIPs") which were issued by certain franchisors under whose brand names we operate the leased hotels. The PIPs were issued at the time of Patriot's application for new franchise agreements in connection with Patriot's merger with IHC. The total amount required to be funded under the PIPs is approximately $6.0 million.

        Generally, the leases require Equity Inns to satisfy any capital obligations relating to the leased hotels, including any PIPs issued from time to time by franchisors. In this case, however, Equity Inns is claiming that certain franchisors issued new PIPs as a result of the new franchise applications Patriot has been required to submit as a result of its merger with IHC and, therefore, that Patriot should be responsible for paying the costs necessary to satisfy them. In addition, Equity Inns claims that it had the right to consent in advance to Patriot's application for new franchise agreements and has demanded that we pay the costs necessary to satisfy the PIPs as a condition to continuation of the leases. We are vigorously disputing Equity Inns' claims, but we cannot be sure that we will prevail. The Equity Inns leaseholds represent a significant portion of our current business and if we are not able to resolve this dispute with Equity Inns and the leases are terminated, our results will be negatively affected.

RISKS RELATED TO THE STATUS OF CERTAIN MANAGEMENT ASSETS

        We and Patriot are conducting negotiations with a general partner in the partnership which owns the Don CeSar Resort Hotel and Beach Club in St. Pete's Beach, Florida concerning the continuation of our management of the hotel in light of the changes resulting from IHC's merger with Patriot. In addition, we and Patriot are negotiating with a limited partner in the partnership that manages The Charles Hotel in Cambridge, Massachusetts regarding the transfer of IHC's interest in the partnership to an affiliate of Patriot in connection with the merger and, ultimately, the transfer of that interest to Interstate Hotels, LLC in connection with the spin-off. While we believe that we will resolve these negotiations favorably, we cannot assure you of that, and it is possible that we will lose the right to manage these hotels (which generated $1.6 million, or 12.6%, of our pro forma net management fees for the six months ended June 30,
1998).

RISKS RELATED TO THE SALE OF LEASED HOTELS

        Equity Inns, the owner of substantially all of our 82 leased hotels, has the right under our lease agreements to sell any or all of the leased hotels from time to time without our consent. Our leases and management agreements with respect to these hotels could be terminated upon such a sale. If Equity Inns were to sell a substantial number of the leased hotels and the new owners did not continue our management agreements, our results would be negatively affected.

HOTEL INDUSTRY RISKS

        Operating Risks

        The hotels we manage and lease are subject to all of the operating risks common to the hotel industry. These risks could adversely affect our results of operations and generally include:

        o  overbuilding of hotels in a particular geographic area;

        o changes in travel patterns due to increases in travel expenses and other factors;

        o  changes in general, regional and local economic conditions; and

        o the recurring need for renovation, refurbishment and improvement of hotel properties.

        Competition

        Each of the hotels that we manage or lease competes with the other hotels in its geographic area. Additional hotel rooms have been or may be built in many of the geographic areas in which we manage or lease hotels, which could adversely affect our average occupancy and average daily room rate ("ADR") in these areas. In addition, the overall supply of hotel rooms in the United States as a whole has increased substantially over the past several years. All of the hotels that we manage or lease face competition on factors such as room rates, quality of accommodations, name recognition, service levels, convenience of location and the quality and scope of other amenities including food and beverage facilities.

        Seasonality and Quarterly Fluctuations in Operating Results

        The hotel industry is seasonal in nature, with the second and third quarters generally accounting for higher revenues than the first and fourth quarters of the calendar year. This seasonality will cause quarterly fluctuations in our revenue. We may also experience quarterly fluctuations in revenue due to factors such as poor weather conditions, economic factors and other considerations affecting travel generally. If we were to lose one or more management agreements or leases, we might have to write-off capitalized acquisition costs (in addition to losing future potential revenue), which could also cause quarterly earnings fluctuations.

        Government Regulation

        As a hotel management company, we are subject to extensive governmental regulation, including laws which relate to the licensing of hotels and restaurants, the preparation and sale of food and beverages, the adaptation of public accommodations for use by the disabled, general building and zoning requirements and the disposal of hazardous waste. We are also subject to laws relating to our relationship with our employees, including minimum wage, overtime, working conditions and work permit requirements. Although third-party hotel owners are generally responsible for paying all costs, expenses and liabilities incurred in the operation of the hotels we manage, including compliance with laws (including environmental laws), we may be contingently liable for certain liabilities for which we do not maintain insurance, including certain claims arising under the Americans With Disabilities Act of 1990 (the "ADA").

RISKS ASSOCIATED WITH FOREIGN HOTELS

        Some of the hotels we manage are located in foreign countries, such as Canada and Russia. We cannot be certain of the effect that changing political climates and economic conditions could have on hotel operations in such countries.

DEPENDENCE ON FRANCHISORS

        Most of the hotels for which we manage, lease or perform related services are operated under franchise licenses, including franchise licenses for the Colony, Comfort Inn, Courtyard by Marriott, Fairfield Inn by Marriott, Hampton Inn, Hilton, Holiday Inn, Homewood Suites, Marriott, Radisson, Residence Inn by Marriott, Sheraton and Westin brands. Any significant decline in the reputation of any of our franchisors could adversely affect our results of operations.

CONCENTRATION IN SINGLE INDUSTRY

        Our entire business is hotel related. In the event of a general downturn in the hotel industry, the adverse effect on us may be greater than on a more diversified company with assets or activities outside of the hotel industry.

LIMITED FINANCIAL RESOURCES

        Following the spin-off, we may have difficulty obtaining financing on favorable terms because our asset base will be smaller than IHC's was prior to its merger into Patriot and we will not initially own any hotels that could be used as collateral. Accordingly, we will not necessarily be able to rely on IHC's or Patriot's prior relationships with lenders.

RESTRICTIONS ON CERTAIN ACTIVITIES BY THE COMPANY

        Our Articles of Incorporation generally prohibit us from directly or indirectly owning or leasing any interest in real property without the Patriot Companies' consent. The Patriot Companies expect that they will give their consent to our acquisition of new real property interests unless any such acquisition would have adverse tax consequences to Patriot, including jeopardizing its REIT status. In addition, the operating agreement of Interstate Hotels, LLC, the Company's subsidiary which owns IHC's former third-party hotel management business, generally prohibits Interstate Hotels, LLC from (i) selling or otherwise disposing of any of its existing contractual rights or other assets, (ii) merging with or being acquired by any other entity, (iii) knowingly causing Patriot to recognize any of its "built-in-gain" with respect to its interest in Interstate Hotels, LLC, (iv) acquiring any real property or other interests in real estate (including leasehold interests) or any interests in (or substantially all of the assets of) any other person or entity, and (v) changing the nature of its business, in each case without Patriot's consent.

SUBSTANTIAL RELIANCE ON KEY PERSONNEL

         We will be dependent on the efforts of our executive management team consisting of six key individuals, W. Thomas Parrington, Jr., J. William Richardson, Kevin P. Kilkeary, Henry L. Ciaffone, Charles R. Tomb and Timothy Q. Hudak. Although we believe we could find replacements for these key personnel, the loss of their services could have an adverse affect on our operations. Mr. Parrington is currently serving as our President and Chief Executive Officer under the terms of an employment agreement which expires on December 31, 1998. We are currently discussing with Mr. Parrington the possibility of extending the term of his employment. If we do not reach an agreement with Mr. Parrington, we will conduct an executive search for a qualified replacement. The loss of Mr. Parrington's services could have an adverse effect on our operations. The Company has entered or plans to enter into employment agreements with each of its other executive officers providing for salary, bonus and other standard terms, including non-competition provisions.

HOTEL INVESTMENT, DEVELOPMENT AND GROWTH RISKS

        We expect to make investments in hotels in the future, and these hotels may fail to perform in accordance with our expectations. We also intend to develop new hotels selectively. We will need to obtain Patriot's consent in order to acquire any real property interests, including leaseholds. The Patriot Companies expect that they will give their consent to our acquisition of new real property interests unless any such acquisition would have adverse tax consequences to Patriot, including jeopardizing its REIT status. In addition, new project development is subject to risks such as market or site deterioration after acquisition and the possibility that regulatory approvals, inclement weather, labor or material shortages, work stoppages and the lack of continued availability of construction or permanent financing may lead to construction delays or cost overruns. We cannot be sure that we will be able to successfully integrate these new hotels into our existing operations or that these new hotels will achieve revenue and profitability levels comparable to our existing hotels. Further, expansion within our existing markets could adversely affect the financial performance of our existing hotels and, when we expand into new markets, we may face operating and marketing challenges different from those we face in our existing markets. We cannot be sure that we will anticipate and effectively address all of the changing demands that will result from expansion.

RISKS ASSOCIATED WITH OWNING AND LEASING REAL ESTATE

        At September 30, 1998, we operated 82 hotels under leases, 80 of which are long-term leases. We also intend to make investments in hotels, which will subject us to risks generally related to owning or leasing real estate, such as changes in national, regional and local economic conditions, local real estate market conditions, changes in interest rates and in the availability, cost and terms of financing, liability for long-term lease obligations, the potential for uninsured casualty and other losses, the impact of environmental legislation and compliance with environmental laws and adverse changes in zoning laws and other regulations.

Most of these risks are beyond our control. In addition, real estate investments in general are relatively illiquid, which could limit our ability to vary our portfolio of owned hotels in response to changes in economic and other conditions.

ABSENCE OF PRIOR TRADING MARKET FOR OUR SHARES; POTENTIAL VOLATILITY

        There is currently no public trading market for our shares. We cannot predict what the market price for our shares might be. Until an orderly trading market develops, the market price for our shares may fluctuate significantly. You should not view historical trading prices of shares of IHC's (or the Patriot Companies') stock as a reflection of what the trading price of our shares might be. Following the spin-off, we will be significantly smaller than IHC was prior to its merger with Patriot.

        Some of the Patriot securityholders who receive Company shares in the spin-off may decide that they do not want to own these shares, and may sell their shares. Some of our larger stockholders will be contractually bound, under a Voting Agreement, to sell portions of their Company shares within one year after the spin-off in an attempt to reduce the holdings of Company shares by affiliates of the Patriot Companies to less than 9.9% of the outstanding Company shares by the first anniversary of the spin-off. These mandatory sales may depress the trading price of Company shares. The Voting Agreement is discussed in more detail on page 48.

DIVIDEND POLICY

        Unlike Patriot, we are not a REIT and thus are not required to pay any dividends. We do not plan to pay any dividends on our shares in the foreseeable future. We plan to retain our earnings to fund the development of our business.

ANTI-TAKEOVER PROVISIONS

        Our Articles of Incorporation and Bylaws contain provisions that might make it more difficult for someone to obtain control of us or replace our management team without the approval of our Board. These include provisions that provide for a staggered Board, that prohibit stockholders from owning more than 9.9% of our outstanding shares, and that permit our Board to issue undesignated preferred stock without your approval. We also intend to adopt a shareholder rights plan that would, in effect, prevent any person or group from acquiring more than 10% of our shares without the approval of our Board. Each of these provisions could delay or prevent a change in control of our Board or a transaction in which you could receive a price for your shares that is greater than the then current market price or is otherwise in your best interest.

                                  THE SPIN-OFF

BACKGROUND OF THE SPIN-OFF

        On December 2, 1997, the Patriot Companies and IHC entered into a merger agreement providing for the acquisition of IHC by the Patriot Companies. Before signing the IHC merger agreement, Patriot negotiated with Marriott a non-binding letter of intent which outlined the terms of a proposed agreement which was intended to address Marriott's concerns regarding the acquisition of their largest franchisee by a competitor, the Patriot Companies. Despite intensive negotiations, the Patriot Companies and Marriott were unable to come to terms on a definitive agreement prior to the planned closing of the IHC merger and Marriott filed suit seeking to block the merger. Marriott obtained a preliminary injunction against the merger pending a trial on its claims.

        Following entry of the preliminary injunction against the IHC merger, the parties began simultaneously to prepare for trial and to negotiate a settlement. An agreement for settlement was reached on May 27, 1998, allowing the IHC merger to close on June 2, 1998.

        The principal focus of the settlement agreement is a set of arrangements designed to prevent the Patriot Companies from having a direct relationship with Marriott or any Marriott hotels. So, for example, the settlement agreement provides that ten of the Marriott hotels which were owned by IHC will be converted to the Wyndham brand and ten other IHC Marriotts will convert to Marriott management. The other major component of the settlement agreement is the spin-off, which addresses the Marriott and other hotels which were managed or leased by IHC on behalf of their third-party owners. The Patriot Companies agreed to separate this business from the rest of IHC's hotel operations and spin it off as a new, publicly traded company. The Patriot Companies agreed with Marriott that each would initially own four percent of the outstanding shares of the new company and that the remaining 92% would be distributed to Patriot's shareholders.

        The settlement agreement, including the terms of the spin-off, was approved by special committees of the Boards of Directors of the Patriot Companies. The special committees recognized that the spin-off would be taxable to you based on the fair market value of the Company shares distributed to you on the date of the spin-off. However, the special committees believed that the benefits of the spin-off, and the related closing of the IHC merger, outweighed any negative tax consequences to you from the spin-off.

        We have estimated the value of the Company shares you will receive in the spin-off to be _____ per share. The final value of the spin-off distribution cannot be determined until after the distribution is completed. We will make a public announcement of the amount of the distribution promptly after it is determined and will furnish you the required IRS information as early as we can so that you can complete your tax returns.

        The actual trading value of the Company shares may be higher or lower than the estimated value and will depend on many factors. Until an orderly trading market develops, the market price for the Company shares may fluctuate significantly. Please obtain current market quotations prior to deciding whether to purchase or sell Company shares.

THE SPIN-OFF

        Each holder of Patriot securities as of the close of business on _________, 1999 will receive one Company share for every 19.57 Patriot securities he or she owns.

        In anticipation of the spin-off, immediately following the IHC merger the Patriot Companies contributed to the Company a 35% interest in Interstate Hotels, LLC, the entity holding IHC's third-party hotel management business. The remaining 65% interest was contributed to a subsidiary owned 99% by Patriot and 1% by Wyndham. Patriot and the Company have since adjusted their respective ownership percentages to the current 52.5% and 47.5% levels to comply with a provision of the settlement agreement requiring the Company to have a specified minimum initial capitalization.

        As of September 30, 1998, Patriot's preferred stockholders owned approximately 3.3% of Patriot's shares and these stockholders will participate proportionately in the spin-off. Following the spin-off, we will redeem for cash all of the Company shares which are distributed to Patriot's preferred stockholders. The purchase price for the redemption will be the average closing price of the Company shares for the first five days on which they are traded. In addition, limited partners in Patriot's operating partnership will receive an equivalent cash payment in lieu of receiving Company shares.

        We will not issue fractional shares in the spin-off. The distribution agent will distribute cash to you in lieu of such fractional shares.

DISTRIBUTION AGREEMENT

        We intend to enter into a Distribution Agreement with Patriot on or before the date of the spin-off. The Distribution Agreement is intended to allocate certain assets and liabilities between the Company and Patriot and to ease our transition from a subsidiary of Patriot to an independent publicly traded company.

        The Distribution Agreement will outline the principal corporate transactions required to effect the spin-off and provide for certain other arrangements between the Company and Patriot related to the spin-off. The Distribution Agreement will obligate us to indemnify Patriot for liabilities arising out of or related to our assets (including assets to be contributed to us by Patriot). This indemnification will apply to liabilities arising both before and after the spin-off. Patriot will provide similar indemnification to us in respect of liabilities arising out of the assets which it retains.

        The Distribution Agreement will also contain provisions allocating certain assets and liabilities relating to employee benefits between Patriot's employee benefit plans and the Company's employee benefit plans, and will provide that Patriot will generally be responsible for the tax liabilities and be the beneficiary of the tax benefits arising out of our operations prior to the spin-off. Each of the Company and Patriot will be responsible for the tax liabilities and the beneficiary of the tax benefits arising out of their respective operations after the spin-off.

DISTRIBUTION AGENT

        The distribution agent for the spin-off will be American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005 (Telephone: (800) 937-5449). You may contact them if you have any questions regarding delivery of your Company shares and cash in lieu of fractional shares in the spin-off.

FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

        The following discussion summarizes the material United States federal income tax consequences of the spin-off to you. We have not attempted to comment on all United States federal income tax consequences of the spin-off that may be relevant to you. We based this summary upon current provisions of the tax code, existing temporary and final treasury regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. The IRS could disagree with our summary of these provisions. We do not intend to obtain a private letter ruling regarding the spin-off from the IRS or any other taxing authority.

        Our discussion below is for general information only, and is not intended to provide legal or tax advice to any particular holder of Company shares. The discussion may not apply to particular stockholders who are subject to special treatment under the tax code, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations and non-U.S. stockholders. You should consult your personal tax advisor to determine the specific tax consequences to you of the spin-off, including any state, local or other tax consequences, in light of your particular investment circumstances.

        Tax Consequences of the Spin-off to Patriot. Upon consummation of the spin-off, Patriot will recognize taxable gain equal to the difference between the fair market value of the Company shares distributed and Patriot's tax basis in such shares. We currently estimate that the amount of gain will be approximately $__ million, based on our estimate that the fair market value of the Company shares distributed will be $___ per share, or $___ million in the aggregate. However, the final value of the Company shares cannot be determined until after the spin-off is completed. In addition, the determination of the amount of gain is a factual issue that is subject to challenge by the IRS.

        Patriot has evaluated the consequences of the spin-off to it in light of the special rules applicable to a corporation that intends to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Because the assets of the Company were acquired on a tax-free basis by a REIT from a C Corporation, Patriot will be subject to tax at the highest regular corporate rate applicable, pursuant to Treasury Regulations not yet promulgated, to the extent of the "built-in-gain" of the Company's assets at the time of the IHC merger. In determining the amount Patriot must distribute annually to shareholders in order to maintain REIT qualification, Patriot will take into account the excess of the amount of recognized built-in-gain over the amount of tax paid. The value of the Company shares distributed to Patriot shareholders will apply towards the annual distribution requirement.

        Receipt of Company Shares. The spin-off will be taxable to you for federal income tax purposes based on the fair market value of the Company shares (and cash in lieu of fractional shares) you receive as of the date of the spin-off. You will acquire an initial tax basis in your Company shares equal to their value on the date of the spin-off, and your holding period for such shares will begin on such date.

        Assuming that Patriot qualifies as a REIT, distributions such as the spin-off made to Patriot's shareholders out of Patriot's current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account as ordinary income and, for corporate shareholders, will not be eligible for the dividends received deduction. Any amount of the distribution in excess of earnings and profits will first reduce your tax basis in your Patriot securities and then will be taxable to you as capital gain. The characterization of the distribution as a dividend will depend on the amount of Patriot's current and accumulated earnings and profits allocable to the distribution, which cannot be determined with certainty at this time. However, we expect that a portion of the distribution may be in excess of earnings and profits. Patriot's ability to designate the distribution of Company shares as a capital gain distribution may be limited and will depend on a variety of factors, and we cannot be sure that the distribution will be so designated.

        After the spin-off, Patriot will determine the fair market value of the shares distributed based on a number of factors. Patriot will provide to you the information necessary to determine the amount and character of the distribution to you, and Patriot will report the amount received by you to the IRS. We cannot be sure that the IRS or any court will agree that the amount received by you is equal to the amount determined by Patriot. If the IRS were to challenge the value or character of the distribution reportable by you on your federal income tax return, you would have to bear the expense and effort of defending against or otherwise resolving such challenge.

        Backup Withholding. Patriot generally will be required to withhold 31% of the Company shares to be distributed to you if (i) you fail to furnish or certify a taxpayer identification number to Patriot, (ii) the IRS notifies Patriot that the taxpayer identification number furnished by you is incorrect,
(iii) the IRS notifies Patriot that you have underreported interest and/or dividend income, or (iv) you fail to certify to Patriot that you are not subject to withholding for underreporting interest or dividend income. Any amounts withheld from you under these backup withholding rules will be allowed as a credit against your federal income tax liability or as a refund.

                                    BUSINESS

GENERAL

        Following the spin-off, we will control and have a 47.5% economic interest in Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by IHC prior to its merger into Patriot. As the manager of Interstate Hotels, LLC, we will operate 173 hotels containing approximately 31,200 rooms. The hotels are located in 38 states in the United States, Canada, the Caribbean and Russia. We will manage, lease or perform related services for hotels under a variety of major brand names, including Colony, Comfort Inn, Courtyard by Marriott, Fairfield Inn by Marriott, Hampton Inn, Hilton, Holiday Inn, Homewood Suites, Marriott, Radisson, Residence Inn by Marriott, Sheraton and Westin. Substantially all of IHC's employees who were a part of IHC's third-party hotel management business will be employees of Interstate Hotels, LLC or Crossroads Hospitality.

        In addition to conducting IHC's former third-party hotel management business through Interstate Hotels, LLC, we will pursue future opportunities to manage or lease hotels on behalf of third-party owners. We may also pursue other business opportunities, such as hotel investment and development projects. The Patriot Companies have the right to consent to our acquisition of any new real property interests, including leaseholds. The Patriot Companies expect that they will give their consent to our acquisition of new real property interests unless any such acquisition would have adverse tax consequences to Patriot, including jeopardizing its REIT status. Any new business we acquire will be managed or leased directly by us, not through Interstate Hotels, LLC. Because we have an agreement with Interstate Hotels, LLC that prevents it from expanding its business beyond its existing contracts, you will have the full benefit of any new business we acquire, even business we acquire through relationships with the owners of hotels managed by Interstate Hotels, LLC. We intend to attract future business both through our existing relationships with third-party owners and through the development of relationships with additional third-party owners.

        Our management team consists of former IHC executive officers who have an average of 23 years of experience in the hospitality industry. We intend to capitalize on this experience, together with the substantial portfolio of hotels which we will manage following the spin-off, to develop future third-party hotel management opportunities and other hotel-related business.

GROWTH STRATEGY

        During the past several years, IHC pursued a growth strategy focused largely on acquiring and investing in hotels and hotel leaseholds as a result of management's belief that the real estate market was appreciating rapidly and that significant value could be created through the ownership of hotel assets. This strategy represented a shift from IHC's strategy of the late 1980's and early 1990's of aggressively pursuing third-party hotel management opportunities at a time when there was financial distress within the hotel industry. By providing experienced hotel management to financial institutions which had assumed ownership of hotels through foreclosure, IHC was able to rapidly expand its management portfolio during this time period. We believe there are current trends in the industry, including significant new hotel construction activity, particularly by institutions and entrepreneurs who lack hotel management expertise, that will provide us with new third-party hotel management opportunities. We expect initially to be focused on pursuing these opportunities and, as the real estate cycle evolves, to pursue hotel investment and development opportunities.

        We believe that our prospects for growth are enhanced by a number of competitive advantages, including (i) our ability to capitalize on the excellent relationships with hotel investors and owners that IHC developed through its disciplined management techniques and its track record of improving the profitability of the hotels it managed or leased; (ii) our ability to source management contract and investment opportunities resulting from our large and geographically diverse hotel portfolio; (iii) our flexible branding strategy, which permits us to operate multiple hotels under different brands within the same geographic market and to operate more opportunistically within existing and new markets than hotel companies committed to particular flags; (iv) our corporate infrastructure and the operational synergies it creates, which permit us to lower the unit costs of our services and assure the implementation of quality management systems on a company-wide basis; and (v) the strength and depth of our management team, the executive officers of which have an average tenure of 23 years in the lodging industry and 14 years with the Company and its predecessors.

        Relationships with Hotel Investors and Owners. We intend to foster and capitalize on the excellent relationships that IHC developed through its history with hotel investors and owners due to its disciplined management techniques and track record of improving the profitability of the hotels it managed or leased. We intend to maintain these relationships and utilize them as a source of management contract and investment opportunities and to help us to renew our existing management contracts.

        Ability to Source Management Contracts and Investments. As a result of the size and geographic diversity of our hotel portfolio and the experience and talents of our management team, as well as our in-depth knowledge of individual markets, we believe we will have access to management and investment opportunities not available to all of our competitors. We obtain information about management and investment opportunities through contacts at every level of the Company, including hotel general managers, regional managers and members of senior management. Industry association contacts also provide us with information about potential management and investment opportunities. In addition, our management's knowledge of existing hotels throughout the United States and personal relationships with numerous hotel owners and operators provide us with extensive information regarding management and investment opportunities.

        Flexibility Afforded by Multiple Branding. We operate hotels under a variety of brand names which affords us the flexibility to operate multiple hotels under different brands within the same geographic market. It also provides us with competitive and economic advantages, such as the ability to position hotels optimally within their local markets, to provide access to a broad base of national reservation and marketing systems and to pursue acquisitions within both our existing and new markets more freely than hotel operating companies that are committed to particular flags. We currently operate hotels under more than 20 different brand names.

        Corporate Infrastructure and Operational Synergies. By virtue of providing management and related services to 173 hotels, we believe we can achieve significant synergies and economies of scale not available to all of our competitors. Our management seeks to maintain a blend of centralized control over strategic issues while encouraging decentralized decision-making with respect to appropriate operational issues. All personnel, marketing, cash management and other policies are formulated at our central corporate offices and are provided to our hotels. Our corporate offices also provide accounting, legal, insurance and finance functions, institute management information systems and coordinate the preparation of budgets. This centralization of control over strategic matters allows our hotels to be operated with fewer employees and enables hotel management personnel to focus on matters having the greatest impact on the performance of the particular hotel and on the quality of its guests' hotel experiences.

        Strong Management Team. Collectively, our executive officers have an average of 23 years of experience in the lodging industry and 14 years with the Company and its predecessors. These executive officers were instrumental in developing or maintaining IHC's relationships with hotel investors and owners. We believe their continued efforts will help us maintain and capitalize on these valuable contacts.

BUSINESS STRATEGY

        We intend to pursue three core business strategies: (i) adding new management contracts and long-term hotel operating leases; (ii) investing in hotels to obtain management contracts and selective development projects; and
(iii) providing superior, innovative hotel management services, resulting in increased investment value for hotel owners. We believe that if we successfully implement these strategies we will be well-positioned to take advantage of opportunities in the industry.

        Addition of New Hotel Management Agreements and Long-Term Operating Leases. Through the efforts of our internal business development staff, we will seek to add new hotel management agreements and long-term hotel operating leases that are suitable for integration into our portfolios. Our staff will continue to identify new business by conducting comprehensive market studies, developing extensive call lists, employing direct solicitation techniques and seeking referrals from third-party owners of our managed and leased hotels.

        We believe that we will continue to win new hotel management agreements and long-term hotel operating leases by capitalizing on IHC's historic reputation for integrity, its track record of delivering superior financial returns for hotel owners and investors and its willingness to structure key terms of hotel management agreements and leases to satisfy hotel owner objectives. In particular, we believe that IHC's historic relationships with institutional hotel investors will facilitate our growth by generating new hotel management agreements and long-term hotel operating leases within the institutions' existing hotel portfolios, as well as for hotels newly acquired or developed by them.

        We also believe that the operation of hotels in the United States is highly fragmented, with many hotels being operated by managers who lack the experience and expertise to operate, market and maintain such hotels profitably. We believe that the industry will consolidate as existing owners and operators continue to experience financial and operating difficulties and sell or lease hotels to professional management companies such as the Company.

        By operating hotels in multiple segments of the lodging industry, we believe we will increase our opportunities to compete for new hotel management agreements and long-term operating leases. Although we are committed to participating in each segment of the lodging industry and, accordingly, will seek to add hotel management agreements and long-term operating leases to each of our two portfolios as opportunities arise, we believe that the greatest opportunities for expansion exist in the luxury and upscale segment of the lodging industry. Many luxury and upscale hotels have underperformed and could greatly benefit from our strong management and operating strategies without compromising the quality and service expectations of the hotels' guests.

        Hotel Investments and Selective New Construction. We intend to make strategic investments in hotel properties with business partners or through equity contributions or secured loans. We believe that our extensive hotel, real estate and finance industry contacts will facilitate our ability to identify, evaluate and negotiate potential hotel investment opportunities. We also intend to selectively develop new hotels in the future. We will evaluate the competitive environment of any market under consideration for new development, including average occupancy and ADR, site location and marketing and financial and operating issues, as well as the opportunity to realize operating efficiencies from the ownership of multiple hotels. We will need to obtain the consent of the Patriot Companies before we acquire any interests (including leasehold interests) in real property. The Patriot Companies expect that they will give their consent to our acquisition of new real property interests unless any such acquisition would have adverse tax consequences to Patriot (including jeopardizing its REIT status).

        Improving Value for Hotel Owners. We will strive to generate operating results superior to those achieved by our competitors in the hotel industry through a business philosophy emphasizing the creation and enhancement of investment value for the hotel owner and the employment of innovative management strategies designed to maximize owner value. Our operating strategies involve specific procedures and services designed to achieve revenue and asset value enhancement, cost control and guest and employee satisfaction. After entering into a new hotel management agreement or hotel operating lease, we implement an operating plan based on a comprehensive operations and market-position study which identifies key areas requiring immediate attention to ensure that resources are devoted to the most critical areas first. Key areas may include such departments as rooms, food and beverage, sales and marketing, general and administrative and maintenance. We then develop a detailed action plan to implement the new standards of operation. If necessary, we quickly and aggressively streamline certain departments to maximize efficiencies and reduce costs. Our system of investigation, prioritization and immediate action is designed to ensure that the hotel will achieve optimal performance as rapidly as possible.

         After we implement the initial improvements, we continue to seek methods to increase revenue and operating cash flow from the hotels. We continually review and emphasize the quality of facilities and customer service. As we gain experience with the operations of a particular hotel, we refine the marketing plan and budget for the hotel to increase the average occupancy and ADR at the hotel, while maintaining effective cost controls. In addition, we provide incentives, through cash bonuses, to regional and general managers to achieve revenue and operating goals.

OPERATIONS

        We provide a wide variety of services to our hotels. We offer certain specialized support services, such as purchasing, project management and insurance and risk management services as well as those services traditionally provided by major hotel operating companies, such as sales and marketing support, rooms services, food and beverage services, human resources and training programs, financial planning and reporting, management information systems, engineering services and legal support.

        Our services are provided by hotel personnel who are employed, trained and supported by our experienced corporate personnel. We provide most of these services in consideration of the management fees payable to us, which are based upon a percentage of gross revenues and/or operating profits. Our management agreements generally provide for payment to us of a base fee equal to a specific percentage of the hotel's gross revenues. Our base fees range from 1% to 5% of gross revenues. In addition, some of our contracts provide for payment of an incentive fee based on operating profits or net operating cash flow if certain operating profit or cash flow levels are achieved. Our incentive fees generally range from 10% to 20% of the excess of operating profits or net operating cash flow over a threshold level. Hotel owners are responsible for all operating expenses, capital expenditures and working capital requirements related to the hotels we manage. We charge the third-party owners incremental fees for providing purchasing, project management and insurance and risk management services. The following is a brief description of the services we generally provide to our hotels:

        Purchasing. We assist our hotels with purchases of a wide variety of goods and services, including perishable food, consumable supplies, dry goods, linens, cable television systems, audio-visual services, telephone systems, advertising agency services, independent marketing services, consulting services, printing services, furniture, fixtures and equipment. Our purchasing service is a key element of our operating system and our ability to improve the profitability of our hotels. As one of the largest independent hotel management companies in the United States, we have significant leverage to negotiate competitive prices on goods and services from both local and national vendors. As a result, we are able to pass along substantial savings to our hotels. We offer our purchasing services at a fee based on merchandise value.

        Project Management. We assist and advise our hotels on all aspects of renovation and reconstruction projects, including design, budgeting, scheduling, purchasing, systems, materials and contracting. We are actively involved in each stage of a project, from planning through completion of construction. The project management services we provide are offered on a contracted fee basis.

        Insurance and Risk Management. Through our subsidiary, Northridge Insurance Company ("Northridge"), we offer our hotels reinsurance and risk management services. We purchase insurance from major insurance carriers at attractive rates due to our high volume purchasing and the exceptional claims history we inherited from IHC. We then provide our hotels the opportunity to participate in the policy at prices and coverages more advantageous than third-party hotel owners could otherwise obtain. Northridge also provides direct insurance coverage to the Company in connection with its self-insured health care program. In conjunction with our risk management services and in order to minimize our operating liabilities, we set policies regarding the standards of operation to which all of our hotels and their employees must adhere. In 1997 and 1996, Northridge generated revenues of $9.1 million and $8.1 million, respectively, incurred claims expenses of $1.2 million and $0.9 million, respectively, and recorded net income of $8.9 million and $7.9 million, respectively.

        Sales and Marketing Support. We provide our hotels with traditional sales and marketing support, as well as customized assistance, to identify and attract potential business, leisure and convention guests.

         Rooms Services. We assist our hotels in developing quality standard and operating procedures for room operations, while focusing on controlling expenses and maximizing profits. Such assistance includes:

        o Developing the concept, design and staffing requirements for the front office, housekeeping, property maintenance, laundry, valet, telecommunications, garage and other guest services departments;

        o Establishing quality standards for products and services and evaluating performance against these standards;

        o Conducting training conferences and workshops for rooms department employees at all levels;

        o Creating operating procedures, training manuals, reference guides and training programs;

        o Developing, maintaining and auditing front office software applications and training staff in their proper usage; and

        o Selecting equipment and supplies such as linens, guest room amenities and uniforms.

         Food and Beverage Services. We assist our hotels in developing high quality, profitable food and beverage operations as well as innovative approaches to food and beverage concepts and designs. Such assistance includes:

        o Providing educational and technical training materials and seminars on how to improve the technical skills of employees;

        o Establishing quality levels and management guidelines for new and existing food and beverage facilities in accordance with area market expectations;

        o Providing ongoing research and development of systems and equipment;

        o Creating and implementing system-wide promotional programs to enhance hotel revenues;

        o Conducting business audits that analyze current financial performance against industry norms, providing a detailed review of existing procedures and programs and setting a plan for achieving goals in business growth and cost containment; and

        o Providing low cost access to the freshest and highest quality food products and beverages available in the market.

        Human Resources and Training Programs. Our human resources department is responsible for designing the employee selection process, creating competitive compensation programs and developing appropriate training programs at all levels. Our human resources department has developed approximately 25 training programs to introduce new employees to our methods of operation and to augment their skills. The training programs focus on such areas as supervisory development, middle management training, career planning, technical training and executive development. In addition, our employees are required to attend outside courses developed by a variety of managerial and technical organizations both within and outside the industry.

        Financial Planning and Reporting. We provide to our hotels a wide variety of accounting, financial reporting and financial planning services that assist the hotel owners in making informed decisions.

        Management Information Systems. We provide to our hotels access to key operating information and technologies as well as on-going systems support. Access to key information enables our hotels to set operating objectives and measure their operating performance on a daily basis.

        Engineering Services. We provide to our hotels expertise in physical plant systems such as mechanical, plumbing, electrical, fire and life safety and swimming pools.

        Legal Support. Our in-house legal department provides to our hotels legal support with respect to employment law issues, liquor licensing and various vendor and service contract negotiations.



MANAGED PROPERTIES

        The following table sets forth certain information with respect to the hotels for which management contracts or leases were in place as of September 30, 1998 and which, if the spin-off had occurred on that date, would be managed by the Company:

                                NUMBER OF             AGGREGATE            AVERAGE
HOTEL BRAND                      HOTELS            NUMBER OF ROOMS        OCCUPANCY           ADR     REVPAR(1)
-----------                      ------            ---------------        ---------           ---     ---------
Hampton Inn (2)                   63                   7,808                 69.8%           $70.36     $49.08
Independent (3)                   21                   3,611                 71.3%          $143.36    $102.20
Marriott (4) (5)                  19                   7,269                 75.6%          $117.51     $88.89
Residence Inn by Marriott (6)     13                   1,643                 76.5%           $87.88     $67.19
Holiday Inn                        8                   1,598                 70.5%           $78.06     $55.05
Colony                             8                   1,466                 76.7%           $99.60     $76.40
Courtyard by Marriott (7) (8)      7                     868                 72.1%           $96.25     $69.37
Homewood Suites                    7                     808                 75.0%           $88.78     $66.61
Comfort Inn                        4                     487                 78.1%           $84.24     $65.82
Fairfield Inn by Marriott (9)      4                     355                 78.5%           $54.85     $43.07
Radisson (10)                      3                     604                 70.3%           $65.77     $46.22
Super 8                            3                     272                 67.9%           $48.57     $32.98
Sheraton                           2                     793                 79.2%           $84.02     $66.56
Hilton (11)                        2                     658                 54.9%           $89.03     $48.89
Westin                             1                   1,354                 70.4%           $93.67     $65.95
Crowne Plaza                       1                     415                 86.3%          $113.73     $98.19
Delta                              1                     374                 77.7%          $119.98     $93.25
Embassy Suites                     1                     220                 70.0%          $117.77     $82.47
Doubletree                         1                     155                 58.7%           $85.52     $50.23
Days Inn                           1                     148                 61.9%           $42.57     $26.37
Country Inn and Suites (12)        1                     120                  0.0%            $0.00      $0.00
Best Western                       1                     102                 71.5%           $58.00     $41.46
Sleep Inn                          1                      80                 59.1%           $54.08     $31.98
                                  --                   -----                 -----          -------    -------
TOTAL                            173                  31,208                 72.8%           $97.89     $71.27
                                 ===                  ======                 =====           ======     ======

(1) Room revenue per available room ("REVPAR") represents total room revenues divided by total available rooms.
(2) Includes 1 hotel under construction with a scheduled opening of November 1, 1999.
(3) Includes 1 hotel under construction with a scheduled opening of November 16, 1998.
(4)  Includes 1 hotel currently managed by Wyndham.
(5) Includes 1 hotel under construction with a scheduled opening of January 1, 1999.
(6) Includes 1 hotel under construction with a scheduled opening of November 1, 1999.
(7) Includes 2 hotels under construction with scheduled openings of November 15, 1998 and November 24, 1998.
(8)  Includes 1 hotel currently managed by Wyndham.
(9) Includes 2 hotels under construction with scheduled openings of January 4, 1999 and January 15, 1999.
(10) Includes 2 hotels under construction with scheduled openings of February 1, 1999 and October 31, 1999.
(11) Includes 1 hotel under construction with a scheduled opening of November 1, 1999.
(12) Includes 1 hotel under construction with a scheduled opening of June 1, 1999.

EMPLOYEES

        Most of the employees at our leased and managed hotels, as well as those at our corporate offices, will be employed by either Interstate Hotels, LLC or Crossroads Hospitality; however, third-party hotel owners pay the wages and benefits for all the employees in their hotels. As of September 30, 1998, we had approximately 13,900 employees, approximately 13,700 of whom were employees of specific hotels.

        Seven of the properties under our management, employing approximately 2,300 workers, are subject to labor union contracts. We have not experienced any union strikes or other material labor disruptions.

COMPETITION

        The hotel management industry is highly competitive. We compete for third-party hotel management agreements with international, national, regional and local hotel management and franchise companies. We compete with these companies on factors such as relationships with hotel owners and investors, access to capital, financial performance, contract terms, brand name recognition, marketing support and the willingness to provide funds in connection with new management arrangements.

        In addition, each of our hotels competes with other hotels in its geographic area. Like the hotel management business, the lodging industry in general is highly competitive. The supply of hotel rooms in the United States has increased substantially over the past several years, and we expect that it will continue to grow. The hotels we operate will compete with their competitors on factors such as room rates, quality of accommodations, name recognition, service levels, convenience of location and the quality and scope of other amenities including food and beverage facilities.

GOVERNMENT REGULATION

        The lodging industry is subject to extensive government regulation, including laws which regulate the licensing of hotels and restaurants, the sale of food and liquor and the disposal of hazardous waste. We are also subject to laws regarding our relationship with our employees, including minimum wage, overtime, working conditions and work permit requirements. Under the ADA, all public accommodations are required to meet certain federal requirements relating to access and use by disabled persons. We believe that our hotels are substantially in compliance with the requirements of the ADA. However, a determination that our hotels are not in compliance with the ADA could result in liability for fines and damages. Third-party hotel owners are generally responsible for paying all costs, expenses and liabilities incurred in the operation of our managed hotels, including compliance with laws (including environmental laws), although we could be contingently liable for certain liabilities for which we do not maintain insurance, including certain claims arising under the ADA.

ENVIRONMENTAL MATTERS

        Various laws impose liability for the costs of removal or remediation of hazardous or toxic substances on the properties we operate, regardless of whether or not we knew of or were responsible for the presence of such hazardous or toxic substances. Depending on the circumstances, we could also be liable for personal injury associated with exposure to asbestos-containing materials ("ACMs"). Environmental laws also may restrict the manner in which property may be used or businesses may be operated, and these restrictions may result in expenditures and require interruption of such businesses. Equity Inns, the owner of substantially all of our leased hotels, has agreed to indemnify us from environmental liabilities relating to the leased hotels. In addition, most of our currently leased and managed hotels have been inspected to determine the presence of ACMs. While ACMs are present in certain of the properties, operations and maintenance programs for maintaining such ACMs have been or are in the process of being designed and implemented, or the ACMs have been scheduled to be or have been abated at such hotels. We believe that the presence of ACMs in our leased and managed hotels will not have a material adverse effect on our financial condition or results of operations, but we cannot be sure that this will be the case.

LEGAL PROCEEDINGS

        In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents at the hotels we operate. In order to limit our exposure in such matters, we maintain liability insurance, require hotel owners to maintain adequate insurance coverage and are generally entitled to indemnity from third-party hotel owners for lawsuits and damages against us in our capacity as a hotel manager.

FACILITIES

        Our principal executive offices in Pittsburgh, Pennsylvania are under a lease expiring December 31, 2003. In addition, we maintain offices in Orlando, Florida under a lease expiring July 31, 2005 and Scottsdale, Arizona under a lease expiring July 31, 2000.

INTELLECTUAL PROPERTY

        Generally, the third-party owners of our hotels, rather than the Company, are parties to the franchise agreements to use the trade names under which the hotels are operated. We are a party, however, to franchise agreements with Bass Hotels & Resorts, Inc., Choice Hotels International, Inc., Marriott and Promus Hotels, Inc. Our franchise agreements to use these trade names expire at varying times generally ranging from 2000 to 2015. We have registered, or have applied with the United States Patent Office for registration of, a number of trademarks and service marks incorporating the word "Colony," as well as many other trademarks and service marks used in our business.

        The franchisors under whose brand names we operate hotels have not endorsed or approved the spin-off or any of the financial results of the hotels set forth in this Information Statement/Prospectus. A grant of franchise licenses for our hotels is not intended as, and should not be interpreted as, an express or implied approval or endorsement by any such franchisor or licensor (or any of their respective affiliates, subsidiaries or divisions) of the Company or its stock.

                       SELECTED FINANCIAL AND OTHER DATA

            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND HOTEL DATA)

                                                                                                                SIX MONTHS
                                                      YEAR ENDED DECEMBER 31,                                  ENDED JUNE 30,
                                  ------------------------------------------------------------------  ------------------------------
                                                                                           PRO FORMA                       PRO FORMA
                                    1993      1994       1995        1996        1997       1997(1)     1997       1998     1998(1)
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  ---------
STATEMENT OF INCOME DATA:
Lodging revenues:
  Rooms                                 --        --          --  $    9,258  $  158,342  $  136,341  $ 61,916   $ 87,985  $ 73,198
  Other departmental                    --        --          --         721       9,512       8,758     4,052      5,305     4,723
Net management fees               $ 19,229  $ 22,284  $   27,022      33,023      37,828      22,531    18,078     20,783    12,695
Other fees                           6,150    14,297      17,810      20,464      24,122      19,796    11,798     12,671     9,037
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  --------
      Total revenues                25,379    36,581      44,832      63,466     229,804     187,426    95,844    126,744    99,653

Lodging expenses:
  Rooms                                 --        --          --       2,334      36,918      31,907    14,028     20,244    17,008
  Other departmental                    --        --          --         591       5,487       5,104     2,389      3,170     2,866
  Property costs                        --        --          --       3,201      43,225      37,452    17,316     23,435    19,640
General and administrative           5,057     8,287       9,798      10,327      13,195      13,195     5,681      6,781     6,781
Payroll and related benefits        10,321    12,420      15,469      17,666      21,892      14,874    10,258     12,394     9,290
Non-cash compensation (2)               --        --          --      11,896          --          --        --         --        --
Lease expense                           --        --          --       3,476      73,283      62,550    28,499     41,140    34,018
Depreciation and amortization        3,191     3,632       4,166       4,358       4,820      18,320     2,365      4,019     9,600
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  --------

Operating income                     6,810    12,242      15,399       9,617      30,984       4,024    15,308     15,561       450

Other income (expense):
  Interest, net                         39        81         204         523         435         435        48        226       226
  Other, net                            (6)       (1)        346          --          73          73         9         (9)       (9)
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  --------

Income before income tax expense     6,843    12,322      15,949      10,140      31,492       4,532    15,365     15,778       667

Income tax expense (3)                  --        --          --       4,056      12,597       1,813     6,146      6,311       267
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  --------

Income before minority interest      6,843    12,322      15,949       6,084      18,895       2,719     9,219      9,467       400

Minority interest                       --        --          --          --          --       1,428        --         --       210
                                  --------  --------  ----------  ----------  ----------  ----------  --------   --------  --------

Net income                        $  6,843  $ 12,322  $   15,949  $    6,084  $   18,895  $    1,291  $  9,219   $  9,467  $    190
                                  ========  ========  ==========  ==========  ==========  ==========  ========   ========  ========


Pro forma net income per common share(4):
  Basic                                                                                   $     0.13                       $   0.02
  Diluted                                                                                 $     0.13                       $   0.02

BALANCE SHEET DATA (AT YEAR END):
Cash and cash equivalents                             $   13,950  $   10,969  $    2,331              $  3,334   $  4,261  $ 19,881
Total assets                                              36,966      84,544      95,856                91,577    173,556   187,654
Long-term debt                                               703         541         370                   370        190       190
Total equity                                              23,470      61,860      59,248                58,429     91,090    51,036

OTHER FINANCIAL DATA:
EBITDA (5)                        $  9,995  $ 15,873  $   19,911  $   13,975  $   35,877  $   22,417  $ 17,682   $ 19,571  $ 10,041
Net cash provided by
    operating activities                                  23,646      16,630      30,596                10,914     14,642
Net cash (used in) provided by
    investing activities                                    (632)     (4,337)    (17,556)               (5,728)    14,934
Net cash used in financing
    activities                                           (15,766)    (15,274)    (21,678)              (12,821)   (27,646)

TOTAL HOTEL DATA (6):
Total hotel revenues              $760,766  $858,986  $1,056,279  $1,326,581  $1,600,958  $1,058,613  $743,321   $773,133  $480,105
Number of hotels (7)                    82       136         150         212         223         184       230        207       168
Number of rooms (7)                 24,202    31,502      35,044      43,178      45,329      33,620    45,499     42,444    30,735

----------

(1) Reflects the spin-off and other adjustments described in "Pro Forma Financial Data."

(2) Represents a non-recurring expense relating to the issuance of 785,533 shares of common stock to certain executives and key employees of IHC in consideration for the cancellation of stock options issued by one of IHC's predecessors, Interstate Hotels Corporation, in 1995.

(3) Prior to 1996, IHC and its predecessors were organized as S corporations, partnerships and limited liability companies and, accordingly, were not subject to federal and certain state income taxes.

(4) Based on 10,002,035 shares of Common Stock outstanding on a pro forma basis on the spin-off date.

(5) EBITDA represents earnings before interest, income tax expense, depreciation and amortization and minority interest. Management believes that EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, depreciation and amortization, which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the property owner. EBITDA does not represent cash flow from operations as defined by GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under GAAP for purposes of evaluating the Company's results of operations.

(6) Represents all hotels, including the leased hotels, for which the Company provides management or related services.

(7)      As of the end of the periods presented.

                            PRO FORMA FINANCIAL DATA


         The following unaudited pro forma financial data of the Company assumes that the Patriot Companies have separated the third-party hotel management business they acquired through the merger of IHC into Patriot to create the Company. The Unaudited Pro Forma Combined Balance Sheet as of June 30, 1998, is presented as if this spin-off had occurred on that date. The Unaudited Pro Forma Combined Statements of Operations for the six months ended June 30, 1998, and for the year ended December 31, 1997, are presented as if the spin-off had occurred on January 1, 1997. The adjustments required to reflect the spin-off and related transactions are discussed in the accompanying notes. In management's opinion, all material adjustments necessary to reflect the effect of these transactions have been made.

         The following unaudited pro forma financial data and notes thereto of the Company have been derived from and should be read in conjunction with the historical combined financial statements and notes thereto of the Company contained elsewhere in this Information Statement/Prospectus. The historical combined financial statements of the Company have been carved out of IHC and Patriot and principally include those historical assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business of IHC that will succeed to the Company. The unaudited pro forma financial data is presented for informational purposes only and may not reflect the future results of operations and financial position, or be necessarily indicative of what the actual results of operations and financial position of the Company would have been had the spin-off occurred as of the dates indicated.

                                    INTERSTATE HOTELS MANAGEMENT, INC.

                              UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                             June 30, 1998
                               (in thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------------
                                                                                 Pro Forma
                                                             Historical (A)     Adjustments      Pro Forma
                                                             --------------    -------------    -----------
                       ASSETS
Current assets:
   Cash and cash equivalents .................................  $  4,261         $ 15,620 (B)    $ 19,881
   Accounts receivable, net ..................................    18,115               --          18,115
   Deferred income taxes .....................................     2,551               --           2,551
   Prepaid expenses and other assets .........................     3,552               --           3,552
   Related party receivables - management contracts ..........     1,522           (1,522)(C)          --
   Related party receivables - Patriot .......................    22,446               --          22,446
                                                                --------         --------        --------
         Total current assets ................................    52,447           14,098          66,545

Restricted cash ..............................................     2,360               --           2,360
Property and equipment, net ..................................     3,592               --           3,592
Officers and employees notes receivable ......................     2,205               --           2,205
Affiliate receivables ........................................     2,844               --           2,844
Intangibles and other assets .................................   110,108               --         110,108
                                                                --------         --------        --------

         Total assets ........................................  $173,556         $ 14,098        $187,654
                                                                ========         ========        ========

           LIABILITIES AND OWNERS' EQUITY
Current liabilities:
   Accounts payable - trade ..................................     2,370               --           2,370
   Accounts payable - health trust ...........................     3,884               --           3,884
   Accounts payable - related parties ........................     8,355               --           8,355
   Accrued payroll and related benefits ......................     5,187               --           5,187
   Accrued rent .............................................     11,541               --          11,541
   Accrued merger costs .....................................     22,446               --          22,446
   Other accrued liabilities .................................    10,531               --          10,531
   Current portion of long-term debt .........................       190               --             190
                                                                --------         --------        --------
         Total current liabilities ...........................    64,504               --          64,504

Deferred income taxes ........................................    17,962               --          17,962
                                                                --------         --------        --------
         Total liabilities ...................................    82,466               --          82,466
                                                                --------         --------        --------

Minority interest ............................................        --           54,152 (D)      54,152
Commitments and contingencies ................................        --               --              --

Owners' equity:
   Common stock, $0.01 par value .............................        --              100 (E)         100
   Paid-in capital ...........................................        --           50,936 (E)      50,936
   Owners' equity ............................................    91,090          (91,090)(E)          --
                                                                --------         --------        --------
       Total owners' equity ..................................    91,090          (40,054)         51,036
                                                                --------         --------        --------

       Total liabilities and owners' equity ..................  $173,556         $ 14,098        $187,654
                                                                ========         ========        ========



See notes on following page.

                       INTERSTATE HOTELS MANAGEMENT, INC.

               NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                  June 30, 1998
                             (dollars in thousands)

NOTE 1 -- PRO FORMA BALANCE SHEET ADJUSTMENTS:

(A) Reflects the unaudited historical combined balance sheet of the Company as of June 30, 1998.

(B) Represents cash proceeds of Marriott's purchase of its 4% ownership interest in the Company of $2,041 and cash contribution to Interstate Hotels, LLC to fund working capital from Patriot of $13,579.

(C) Represents adjustments to eliminate management fees and other fee income receivables related to management contracts for the hotels formerly owned by IHC. The Company will not hold the management contracts for these hotels subsequent to the spin-off.

(D) Represents Patriot's 52.5% non-controlling ownership interest in Interstate Hotels, LLC, calculated as 52.5% of the estimated fair market value of the net assets and liabilities to be owned by Interstate Hotels, LLC. Subsequent to the spin-off, the Company will have two principal subsidiaries. Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by IHC prior to its merger into Patriot, will own substantially all of the assets of the Company immediately after the spin-off. The Company will own an approximate 47.5% managing interest in Interstate Hotels, LLC. The Company's second subsidiary, IHC II, LLC, will contract with Wyndham to manage ten Marriott franchise hotels that were owned and managed by IHC prior to the merger with Patriot. Marriott will submanage these hotels for IHC II, LLC.

              Historical book value of owners' equity ..................................         $ 91,090
              Adjustment to eliminate management fees and other fee income receivable related to management contracts formerly owned by IHC that will not be
                held by Interstate Hotels, LLC (see Note (C))...........................           (1,522)
              Funding of working capital by Patriot.....................................           13,579
                                                                                                  -------
                                                                                                  103,147
              Minority interest ownership percentage....................................             52.5%
                                                                                                  -------
              Minority interest.........................................................         $ 54,152
                                                                                                 ========


(E) Represents adjustments to reflect the issuance of shares of common stock, par value $0.01, of the Company in connection with the spin-off as follows:

                                                               Number of   Common     Paid-in      Owners'
                                                                 Shares    Stock      Capital      Equity
                                                               ----------  ------     -------     --------
              Shares distributed to Patriot's shareholders...   9,221,743    $ 92     $46,862     $     --
              Shares issued to Patriot.......................     390,146       4       2,037           --
              Shares purchased by Marriott...................     390,146       4       2,037           --
              Eliminate historical owners' equity............          --      --          --      (91,090)
                                                               ----------    ----     -------     --------
                Total........................................  10,002,035    $100     $50,936     $(91,090)
                                                               ==========    ====     =======     ========


  In connection with the merger of IHC into Patriot, certain operations, principally, the third-party hotel management business, along with certain assets and liabilities will be transferred to the Company. Ninety-two percent of the shares of the Company will be distributed to Patriot's shareholders. Patriot will retain a 4% ownership interest in the Company's common stock after the redemption discussed in Note 2.

  In connection with the spin-off of the Company from Patriot, Marriott will purchase a 4% ownership interest in the Company's common stock, after the redemption discussed in Note 2, for $2,041 in cash.

NOTE 2 -- STOCK REDEMPTION:

  Following the spin-off, the Company will redeem a total of 248,385 Company shares from certain stockholders who are affiliated with the Patriot Companies. The purchase price for the shares to be redeemed will be the average trading price of the Company shares over their first five trading days. Since this transaction will occur subsequent to the spin-off, it has been excluded from the Unaudited Pro Forma Combined Balance Sheet. If this transaction had been included in the Unaudited Pro Forma Combined Balance Sheet, assuming a $5.23 per share redemption price, the effect would have been to decrease the pro forma amounts to the following balances:

          Cash                                    $ 18,582
          Total current assets                      65,246
          Total assets                             186,355
          Paid-in capital                           49,637
          Total owners' equity                      49,737
          Total liabilities and owners' equity     186,355

                               INTERSTATE HOTELS MANAGEMENT, INC.

                     UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                             For the Six Months Ended June 30, 1998
                            (in thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------
                                                          Historical        Pro Forma
                                                             (A)           Adjustments      Pro Forma
                                                          ----------      -------------     ---------
Lodging revenues:
   Rooms .............................................     $  87,985      $(14,787)(B)       $ 73,198
   Other departmental ................................         5,305          (582)(B)          4,723
Net management fees ..................................        20,783        (8,088)(C)         12,695
Other fees ...........................................        12,671        (3,634)(D)          9,037
                                                           ---------      --------           --------
                                                             126,744       (27,091)            99,653
                                                           ---------      --------           --------


Lodging expenses:
   Rooms .............................................        20,244        (3,236)(E)         17,008
   Other departmental ................................         3,170          (304)(E)          2,866
   Property Costs ....................................        23,435        (3,795)(E)         19,640
General and administrative ...........................         6,781            --              6,781
Payroll and related benefits .........................        12,394        (3,104)(F)          9,290
Lease expense ........................................        41,140        (7,122)(G)         34,018
Depreciation and amortization ........................         4,019         5,581 (H)          9,600
                                                           ---------      --------           --------
                                                             111,183       (11,980)            99,203
                                                           ---------      --------           --------

Operating income .....................................        15,561       (15,111)               450

Other income (expense):
   Interest, net .....................................           226            --                226
   Other, net ........................................            (9)           --                 (9)
                                                           ---------      --------           --------
Income before income tax expense and minority interest        15,778       (15,111)               667
   Income tax expense ................................         6,311        (6,044)(I)            267
                                                           ---------      --------           --------
Income before minority interest ......................         9,467        (9,067)               400
   Minority interest .................................            --           210 (J)            210
                                                           ---------      --------           --------
Net income ...........................................     $   9,467      $ (9,277)          $    190
                                                           =========      ========           ========


Basic net income per common share ....................                                       $    .02(K)
                                                                                             ========


Diluted net income per common share ..................                                       $    .02(K)
                                                                                             ========





See notes on pages 33 and 34.

                                 INTERSTATE HOTELS MANAGEMENT, INC.

                         UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                For the Year Ended December 31, 1997
                              (in thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------
                                                          Historical        Pro Forma
                                                             (A)           Adjustments      Pro Forma
                                                          ----------      -------------     ---------
Lodging revenues:
   Rooms .............................................     $ 158,342      $ (22,001)(B)    $ 136,341
   Other departmental ................................         9,512           (754)(B)        8,758
Net management fees ..................................        37,828        (15,297)(C)       22,531
Other fees ...........................................        24,122         (4,326)(D)       19,796
                                                           ---------      ---------         --------
                                                             229,804        (42,378)         187,426
                                                           ---------      ---------         --------

Lodging expenses:
   Rooms .............................................        36,918         (5,011)(E)       31,907
   Other departmental ................................         5,487           (383)(E)        5,104
   Property costs ....................................        43,225         (5,773)(E)       37,452
General and administrative ...........................        13,195             --           13,195
Payroll and related benefits .........................        21,892         (7,018)(F)       14,874
Lease expense ........................................        73,283        (10,733)(G)       62,550
Depreciation and amortization ........................         4,820         13,500 (H)       18,320
                                                           ---------      ---------         --------
                                                             198,820        (15,418)         183,402
                                                           ---------      ---------         --------

Operating income .....................................        30,984        (26,960)           4,024

Other income:
   Interest, net .....................................           435             --              435
   Other, net ........................................            73             --               73
                                                           ---------      ---------         --------
Income before income tax expense and minority interest        31,492        (26,960)           4,532
   Income tax expense ................................        12,597        (10,784)(I)        1,813
                                                           ---------      ---------         --------
Income before minority interest ......................        18,895        (16,176)           2,719
   Minority interest .................................            --          1,428 (J)        1,428
                                                           ---------      ---------         --------
Net income ...........................................     $  18,895      $ (17,604)        $  1,291
                                                           =========      =========         ========


Basic net income per common share ....................                                      $    .13(K)
                                                                                            ========
Diluted net income per common share ..................                                      $    .13(K)
                                                                                            ========







See notes on the following page.

                                           INTERSTATE HOTELS MANAGEMENT, INC.

                                         NOTES TO UNAUDITED PRO FORMA COMBINED
                                                 STATEMENT OF OPERATIONS
                                     For the Six Months ended June 30, 1998 and the
                                        Year Ended December 31, 1997 (dollars in
                                           thousands, except per share amounts)
                                                                                     Six Months
                                                                                        Ended        Year Ended
                                                                                      June 30,       December 31,
                                                                                        1998             1997
NOTE 3 - PRO FORMA STATEMENTS OF OPERATIONS ADJUSTMENTS:                             ----------      ------------
(A)  Reflects the unaudited historical combined statement of operations of the
     Company for the indicated period.

(B)  Adjustments to lodging revenues to reflect the elimination of operating revenues associated with 15 hotel leases that are being retained by
     Patriot. Prior to the merger of IHC into Patriot on June 2, 1998, these leasehold interests were held by a subsidiary of IHC.
       Lodging revenues:
          Rooms                                                                      $ (14,787)      $ (22,001)
          Other departmental                                                              (582)           (754)
                                                                                     ---------       ---------
                                                                                     $ (15,369)      $ (22,755)
                                                                                     =========       =========

(C) Adjustments to reflect the net decrease in net management fees:
       The elimination of management fee revenues related to ten Patriot-owned hotels that will be submanaged by Marriott pursuant to an arrangement with IHC II, LLC, to ten hotels that will be leased to Wyndham, converted to the Wyndham brand and managed by Wyndham, and to other hotels that will be leased by Patriot to Wyndham and will be managed by Wyndham.
       Prior to the merger of IHC into Patriot, these hotels were owned and
       managed by subsidiaries of IHC.                                              $  (8,395)      $ (15,751)
       The addition of a 2% management fee earned on the 15 leasehold interests that are being retained by Patriot, as discussed in
       Note (B) above, and will continue to be managed by the Company.                     307             454
                                                                                     ---------       ---------
                                                                                     $  (8,088)      $ (15,297)
                                                                                     =========       =========

(D)  Adjustments to other fees to reflect the elimination of fees for insurance services, purchasing and other services that the Company provided to the hotels that were owned and managed by subsidiaries of IHC and are currently owned by Patriot, as discussed in Note (B) above. The Company will not
     provide such services to these hotels subsequent to the spin-off.               $  (3,634)      $  (4,326)
                                                                                     =========       =========

(E)  Adjustments to lodging expenses to reflect the elimination of operating expenses associated with the 15 leasehold interests that are being retained by Patriot, as discussed in Note (B) above.
       Lodging expenses:
          Rooms                                                                      $  (3,236)      $  (5,011)
          Other departmental                                                              (304)           (383)
          Property costs                                                                (3,795)         (5,773)
                                                                                     ---------       ---------
                                                                                     $  (7,335)      $ (11,167)
                                                                                     =========       =========

(F)  Adjustment to payroll and related benefits to reflect the elimination of salaries and related benefits of employees who were terminated subsequent to the merger of IHC into Patriot and whose positions the Company does not expect to fill. The reduction in employees relates principally
     to the reduction in the size of the Company subsequent to the merger.           $  (3,104)      $  (7,018)
                                                                                     =========       =========

(G)  Adjustment to lease expense to reflect the elimination of base and participating rent relating to the 15 leasehold interests that are being
     retained by Patriot, as discussed in Note (B) above.                            $  (7,122)      $ (10,733)
                                                                                     =========       =========

                                                                                     Six Months
                                                                                        Ended        Year Ended
                                                                                      June 30,       December 31,
                                                                                        1998            1997
NOTE 3 (continued):                                                                  ----------      -----------
(H)  Adjustments to depreciation and amortization to reflect the net increase in amortization of management and lease contract costs associated with a step-up in basis arising from the allocation of purchase price resulting from the merger of IHC into Patriot. The management and lease contract costs have been stated at their estimated fair market values and are being amortized using the straight-line method over five and
     13.5 years, respectively.                                                       $  5,581        $ 13,500
                                                                                     ========        ========

(I)  Adjustment reflects the provision for income tax expense based on
     the Company's estimated effective income tax rate of 40%.                       $ (6,044)      $ (10,784)
                                                                                     ========       =========

(J)  Adjustment to minority interest to reflect Patriot's 52.5%
     non-controlling interest in Interstate Hotels, LLC.                             $    210       $   1,428
                                                                                     ========       =========

(K) Pro forma basic and diluted net income per common share has been calculated using 10,002,035 shares of Common Stock. The historical combined financial statements of the Company have been carved out of IHC and Patriot, and principally include those historical assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business to be conducted by the Company. Historical earnings per share information for the carved out Company has not been presented because management believes it is not meaningful.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        In addition to historical information, this Information Statement/Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and information based on our current views of our business and our assumptions concerning future events. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimates," "projects" or similar expressions are intended to identify these forward-looking statements. These statements are subject to risks and uncertainties that could cause our actual operations and results of operations to differ materially from those reflected in our forward-looking statements.

        Forward-looking statements are not guarantees of future performance. They are subject to the Company successfully implementing its business strategy, limiting the costs and realizing the expected benefits of that strategy and generating sufficient cash flow to fund its lease payments, debt service requirements, working capital needs and other significant expenditures. Our forward-looking statements are based on certain trends which we anticipate in the lodging industry and the effect on those trends of such factors as industry capacity, the seasonal nature of the lodging industry, product demand and pricing and the other matters referred to in the "Risk Factors" section of this document. Accordingly, you are cautioned not to place undue reliance on our forward-looking statements.


BACKGROUND AND GENERAL

         The Company provides a wide variety of management and other services to hotels that the Company manages on behalf of third-party owners. Additionally, the Company holds leasehold interests of certain hotels which are primarily owned by Equity Inns. The management agreements generally provide for payment of a base management fee which ranges from 1% to 5% of the hotel's gross revenues. In addition, some of the management agreements provide for payment of an incentive management fee, which generally ranges from 10% to 20% of the excess of operating profits or net operating cash flow over a defined threshold level. The Company also earns other incremental fees from third-party owners for providing other contractual services such as purchasing, project management, centralized accounting and insurance and risk management services. The Company's management agreements have initial terms that range from one month to 22 years expiring through 2019, and the Company's lease agreements have initial terms of 10 to 15 years expiring through 2012. At June 30, 1998, the Company managed, leased or performed related services for 207 hotels with 42,444 rooms, compared to 223 hotels with 45,329 rooms at December 31, 1997. The Company entered into long-term operating leases for 84 of these hotels with 10,144 rooms at June 30, 1998, compared to 89 hotels with 10,258 rooms at December 31, 1997.

         The historical combined financial statements of the Company presented elsewhere in this Information Statement/Prospectus have been carved out of the historical consolidated financial statements of IHC and its subsidiaries and predecessors, and include only those historical assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business and the operations of the leased hotels. The working capital and operating results of the leased hotels are included in the historical combined financial statements because the operating performance associated with such hotels is guaranteed by the Company. These financial statements have been prepared as if the Company had operated as a free-standing entity for all periods presented. All investments in, associated debt and results of operations of the hotels that were owned by subsidiaries of IHC prior to the merger of IHC into Patriot, as well as certain other operating subsidiaries that are not included in the continuing business of the Company have been carved out of the historical combined financial statements of the Company.

         The following discussion and analysis includes discussion and analysis of the Company's pro forma financial position and results of operations in addition to its historical data, and should be read in conjunction with the pro forma financial information included elsewhere in this Information Statement/Prospectus. The pro forma adjustments described below result primarily from the merger of IHC into Patriot on June 2, 1998 and the spin-off of the Company, and consist primarily of the elimination of costs and revenues associated with the hotels that were owned and managed by IHC and the elimination of certain leased hotels that will be retained by Patriot, and therefore will not be included in the Company after the spin-off. In connection with the merger, an intangible asset related to the estimated fair market value of management contract costs of $67.7 million and a deferred tax liability of $17.9 million were recorded, as of June 2, 1998, and will be amortized over five years.


RESULTS OF OPERATIONS

Pro Forma Six Months Ended June 30, 1998 Compared to Historical Six Months Ended June 30, 1998

         Pro forma lodging revenues and lodging expenses include adjustments to eliminate $15.4 million of operating revenues and $7.3 million of operating expenses associated with 15 hotel leases that are being retained by Patriot. Prior to the merger of IHC into Patriot on June 2, 1998, these leasehold interests were held by a subsidiary of IHC.

         Pro forma net management fees includes adjustments to eliminate $5.1 million of net management fee revenues related to ten Patriot-owned hotels that will be submanaged by Marriott pursuant to an arrangement with the Company and to ten hotels that will be leased to Wyndham, converted to the Wyndham brand and managed by Wyndham. Prior to the merger of IHC into Patriot, these hotels were owned and managed by subsidiaries of IHC. The remaining hotels that were owned and managed by subsidiaries of IHC prior to the merger have also been leased by Patriot to Wyndham and will be managed by Wyndham, resulting in an elimination of $3.3 million of net management revenues. In addition, pro forma net management fees include an adjustment of $0.3 million to record a 2% management fee on the 15 leasehold interests that are being retained by Patriot which will continue to be managed by the Company.

         Pro forma other fees include adjustments to eliminate $2.9 million of fees for insurance services and $0.7 million of fees for purchasing and other services that the Company provided to the hotels that were owned and managed by subsidiaries of IHC and are currently owned by Patriot. The Company will not provide such services to these hotels subsequent to the spin-off.

         Pro forma payroll and related benefits expense includes an adjustment to eliminate $3.1 million of salaries and related benefits of employees who were terminated subsequent to the merger of IHC into Patriot and whose positions the Company does not expect to fill.

         Pro forma lease expense includes an adjustment to eliminate $7.1 million of base and participating rent relating to 15 leasehold interests that are being retained by Patriot.

         Pro forma depreciation and amortization primarily represents $8.4 million of amortization of management and lease contract costs associated with a step-up in basis arising from the allocation of purchase price resulting from the merger of IHC into Patriot. The management and lease contract costs have been stated at their estimated fair market values and are being amortized using the straight-line method over five and 13.5 years, respectively.

         Pro forma income tax expense was computed based on the Company's estimated effective tax rate of 40%.

         Pro forma minority interest reflects Patriot's 52.5% non-controlling interest, or $0.2 million, in Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by IHC prior to the merger of IHC into Patriot.


Historical Six Months Ended June 30, 1998 Compared to Historical Six Months Ended June 30, 1997

         Total revenues increased by $30.9 million, or 32.2%, from $95.8 million in the six months ended June 30, 1997 (the "1997 Six Months") to $126.7 million in the six months ended June 30, 1998 (the "1998 Six Months"). The most significant portion of this increase related to lodging revenues, which consist of rooms, food and beverage and other departmental revenues. Lodging revenues increased by $27.3 million, or 41.4%, from $66.0 million in the 1997 Six Months to $93.3 million in the 1998 Six Months. This increase was due to the addition of the operations of the leased hotels since their respective inception dates.

         The ADR for the leased hotels increased by 8.1%, from $66.92 during the 1997 Six Months to $72.32 during the 1998 Six Months, and the average occupancy rate decreased slightly to 68.9% during the 1998 Six Months from 71.3% during the 1997 Six Months. This resulted in an increase in REVPAR of 4.5% to $49.85 during the 1998 Six Months.

         Net management fees increased by $2.7 million, or 15.0%, from $18.1 million in the 1997 Six Months to $20.8 million in the 1998 Six Months due to increased revenues associated with the performance improvement of certain existing managed hotels. Many of the Company's hotel management agreements provide for incentive management fees. Other fees increased by $0.9 million, or 7.4%, from $11.8 million in the 1997 Six Months to $12.7 million in the 1998 Six Months due to incremental revenues associated with the net addition of new hotels, many of which utilize the Company's other services.

         Lodging expenses, which consist of rooms, food and beverage, property costs and other departmental expenses, increased by $13.1 million, or 38.9%, from $33.7 million in the 1997 Six Months to $46.8 million in the 1998 Six Months. This increase was due to the addition of the operations of the leased hotels since their respective inception dates. The operating margin of the leased hotels increased from 48.9% during the 1997 Six Months to 49.8% during the 1998 Six Months. This increase was attributable to the overall improvement in operating performance and operating efficiencies of the leased hotels.

         General and administrative expenses are associated with the management of hotels and consist primarily of centralized management expenses such as operations management, sales and marketing, finance and other hotel support services, as well as general corporate expenses. General and administrative expenses increased by $1.1 million, or 19.4%, from $5.7 million in the 1997 Six Months to $6.8 million in the 1998 Six Months. This increase was primarily due to increased legal and accounting costs of $0.6 million associated with the growth of the Company. General and administrative expenses as a percentage of revenues decreased to 5.4% during the 1998 Six Months compared to 5.9% during the 1997 Six Months.

         Payroll and related benefits expenses increased by $2.1 million, or 20.8%, from $10.3 million in the 1997 Six Months to $12.4 million in the 1998 Six Months. Approximately $0.9 million of this increase was related to the addition of corporate management and staff personnel as the Company's portfolio of hotels for which it provides management and other services grew, primarily resulting from the addition of the leased hotels for which the Company provides centralized accounting services. The remaining increase was attributable to increases in incentive bonuses for certain executive officers and key personnel. Payroll and related benefits expenses as a percentage of revenues decreased to 9.8% during the 1998 Six Months compared to 10.7% during the 1997 Six Months.

         Lease expense represents base rent and participating rent that is based on a percentage of rooms and food and beverage revenues from the leased hotels. Lease expense increased by $12.6 million, or 44.4%, from $28.5 million in the 1997 Six Months to $41.1 million in the 1998 Six Months. This increase was due to the addition of the operations of the leased hotels since their respective inception dates.

         Depreciation and amortization increased by $1.6 million, or 69.9%, from $2.4 million in the 1997 Six Months to $4.0 million in the 1998 Six Months due to incremental amortization associated with a step-up in basis of management contract costs to their estimated fair market value resulting from the merger of IHC into Patriot.

         Operating income increased by $0.3 million, or 1.7%, from $15.3 million in the 1997 Six Months to $15.6 million in the 1998 Six Months. The operating margin decreased from 16.0% during the 1997 Six Months to 12.3% during the 1998 Six Months. This increase in operating income and decrease in the operating margin reflects the inclusion of the operating results of the leased hotels since their respective inception dates and the increase in general and administrative and payroll and related benefits expenses.

         Income tax expense in the 1997 and 1998 six-month periods was computed based on an effective tax rate of 40%.

         As a result of the changes noted above, net income increased by $0.3 million, or 2.7%, from $9.2 million in the 1997 Six Months to $9.5 million in the 1998 Six Months. The net income margin decreased from 9.6% during the 1997 Six Months to 7.5% during the 1998 Six Months, reflecting the inclusion of the operating results of the leased hotels since their respective inception dates.

Pro Forma Year Ended December 31, 1997 Compared to Historical Year Ended December 31, 1997

         Pro forma lodging revenues and lodging expenses include adjustments to eliminate $22.8 million of operating revenues and $11.2 million of operating expenses associated with 15 hotel leases interests that are being retained by Patriot. Prior to the merger of IHC into Patriot on June 2, 1998, these leasehold interests were held by a subsidiary of IHC.

         Pro forma net management fees includes adjustments to eliminate $9.5 million of net management fee revenues related to ten Patriot-owned hotels that will be submanaged by Marriott pursuant to an arrangement with the Company and to ten hotels that will be leased to Wyndham, converted to the Wyndham brand and managed by Wyndham. Prior to the merger of IHC into Patriot, these hotels were owned and managed by subsidiaries of IHC. The remaining hotels that were owned and managed by subsidiaries of IHC prior to the merger have also been leased by Patriot to Wyndham and will be managed by Wyndham, resulting in an elimination of $6.3 million of net management revenues. In addition, pro forma net management fees include an adjustment of $0.5 million to record a 2% management fee on the 15 leasehold interests that are being retained by Patriot which will continue to be managed by the Company.

         Pro forma other fees include adjustments to eliminate $2.8 million of fees for insurance services and $1.5 million of fees for purchasing and other services that the Company provided to the hotels that were owned and managed by subsidiaries of IHC and are currently owned by Patriot. The Company will not provide such services to these hotels subsequent to the spin-off.

         Pro forma payroll and related benefits expense includes an adjustment to eliminate $7.0 million of salaries and related benefits of employees who were terminated subsequent to the merger of IHC into Patriot and whose positions the Company does not expect to fill.

         Pro forma lease expense includes an adjustment to eliminate $10.7 million of base and participating rent relating to 15 leasehold interests that are being retained by Patriot.

         Pro forma depreciation and amortization primarily represents $16.7 million of amortization of management and lease contract costs associated with a step-up in basis arising from the allocation of purchase price resulting from the merger of IHC into Patriot. The management and lease contract costs have been stated at their estimated fair market values and are being amortized using the straight-line method over five and 13.5 years, respectively.

         Pro forma income tax expense was computed based on the Company's estimated effective tax rate of 40%.

         Pro forma minority interest reflects Patriot's 52.5% non-controlling interest, or $1.4 million, in Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by IHC prior the merger of IHC into Patriot.

Historical Year Ended December 31, 1997 Compared to Historical Year Ended December 31, 1996

         Total revenues increased by $166.3 million, or 262.1%, from $63.5 million in 1996 to $229.8 million in 1997. The most significant portion of this increase related to lodging revenues which increased by $157.9 million during 1997. This increase was due to the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997. The ADR for the leased hotels increased by 23.7%, from $54.93 during 1996 to $67.93 during 1997, and the average occupancy rate increased to 71.1% during 1997 from 58.4% during 1996. This resulted in an increase in REVPAR of 50.5% to $48.27 during 1997.

         Net management fees increased by $4.8 million, or 14.6%, from $33.0 million in 1996 to $37.8 million in 1997 due to the net addition of 11 new management contracts and increased revenues associated with the performance improvement of certain existing managed hotels, which resulted in increased incentive management fees. Other fees increased by $3.6 million, or 17.9%, from $20.5 million in 1996 to $24.1 million in 1997 due to incremental revenues associated with the net addition of new hotels during 1996 and 1997, many of which utilize the Company's other services.

         Lodging expenses increased by $79.5 million from $6.1 million in 1996 to $85.6 million in 1997 due to the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997. The operating margin of the leased hotels increased from 38.6% during 1996 to 49.0% during 1997.

         General and administrative expenses increased by $2.9 million, or 27.8%, from $10.3 million in 1996 to $13.2 million in 1997. This increase was primarily due to incremental expenses associated with the growth of the Company's business. General and administrative expenses as a percentage of revenues decreased to 5.7% during 1997 compared to 16.3% during 1996 as a result of the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997.

         Payroll and related benefits increased by $4.2 million, or 23.9%, from $17.7 million in 1996 to $21.9 million in 1997. This increase was related to the addition of corporate management and staff personnel as the Company's hotels for which it provides management and other services grew, primarily resulting from the addition of the leased hotels for which the Company provides centralized accounting services. Payroll and related benefits as a percentage of revenues decreased to 9.5% during 1997 compared to 27.8% during 1996 as a result of the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997.

         Non-cash compensation of $11.9 million in 1996 resulted from the issuance of 785,533 shares of common stock to certain executives and key employees of IHC in consideration for the cancellation of stock options issued by one of IHC's predecessors, Interstate Hotels Corporation, in 1995.

         Lease expense increased by $69.8 million from $3.5 million in 1996 to $73.3 million in 1997 due to the addition of 89 leased hotels commencing in November 1996 and continuing during 1997.

         Depreciation and amortization increased by $0.4 million, or 10.6%, from $4.4 million in 1996 to $4.8 million in 1997. This increase is due to incremental amortization of $2.7 million during 1997 related to goodwill and the cost of lease contracts associated with the Company's acquisition of the management and leasing businesses affiliated with Equity Inns in November 1996. This increase was offset by decreased amortization of $2.5 million associated with investments in management contracts that became fully amortized during 1996.

         Operating income (exclusive of non-cash compensation) increased by $9.5 million, or 44.0%, from $21.5 million in 1996 to $31.0 million in 1997. The operating margin decreased from 33.9% during 1996 to 13.5% during 1997. This increase in operating income and decrease in the operating margin reflects the inclusion of the operating results of the leased hotels commencing in November 1996 and continuing during 1997, and the increase in general and administrative and payroll and related benefits expenses.

         Income tax expense in 1996 and 1997 was computed based on an effective tax rate of 40%.

         As a result of the changes noted above, net income increased by $12.8 million from $6.1 million in 1996 to $18.9 million in 1996.


Historical Year Ended December 31, 1996 Compared to Historical Year Ended December 31, 1995

         Total revenues increased by $18.7 million, or 41.6%, from $44.8 million in 1995 to $63.5 million in 1996. The most significant portion of this increase related to lodging revenues which increased by $10.0 million. This increase was due to the addition of the operations of 57 leased hotels in November 1996. Prior to 1996, the Company had not entered into any hotel leases. During 1996, the ADR for the leased hotels was $54.93 and the average occupancy rate was 58.4%, which resulted in REVPAR of $32.08.

         Net management fees increased by $6.0 million, or 22.2%, from $27.0 million in 1995 to $33.0 million in 1996 due to the addition of 90 new management contracts and increased revenues associated with the performance improvement of certain existing managed hotels. The increase in net management fees was partially offset by the loss of 28 management contracts primarily due to the divestiture of hotels by third-party owners. Other fees increased by $2.7 million, or 14.9%, from $17.8 million in 1995 to $20.5 million in 1996 due to incremental revenues associated with the net addition of new hotels, many of which utilize the Company's other services.

         The Company had lodging expenses of $6.1 million in 1996 due to the addition of the operations of 57 leased hotels in November 1996. The operating margin of the leased hotels was 38.6% during 1996.

         General and administrative expenses in 1996 and 1995 remained relatively consistent due to the nonvariable nature of these expenses. General and administrative expenses as a percentage of revenues decreased to 16.3% during 1996 compared to 21.9% during 1995 as a result of the addition of the operations of 57 leased hotels in November 1996.

         Payroll and related benefits increased by $2.2 million, or 14.2%, from $15.5 million in 1995 to $17.7 million in 1996. This increase was related to the addition of corporate management and staff personnel as the Company's managed and leased hotels for which it provides management and other services grew. Payroll and related benefits as a percentage of revenues decreased to 27.8% during 1996 compared to 34.5% during 1995 as a result of the addition of the operations of 57 leased hotels in November 1996.

         Non-cash compensation of $11.9 million in 1996 resulted from the issuance of 785,533 shares of common stock to certain executives and key employees of IHC in consideration for the cancellation of stock options issued by one of IHC's predecessors, Interstate Hotels Corporation, in 1995.

         The Company had lease expense of $3.5 million in 1996 due to the addition of 57 leased hotels in November 1996.

         Operating income (exclusive of non-cash compensation) increased by $6.1 million, or 39.7%, from $15.4 million in 1995 to $21.5 million in 1996. The operating margin decreased from 34.3% during 1995 to 33.8% during 1996. This increase in operating income and decrease in the operating margin reflects the inclusion of the operating results of the leased hotels during 1996.

         Income tax expense of $4.1 million was recorded in 1996. Prior to 1996, IHC and its predecessors were organized as S corporations, partnerships and limited liability companies and, accordingly, were not subject to federal and certain state income taxes.

         As a result of the changes noted above, net income decreased by $9.8 million, or 61.9%, from $15.9 million in 1995 to $6.1 million in 1996.


LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash and cash equivalent assets were $4.3 million at June 30, 1998 compared to $2.3 million at December 31, 1997. At June 30, 1998, current liabilities exceeded current assets by $12.1 million partially as a result of $8.4 million of amounts owed to related parties to meet short-term cash requirements. As part of the spin-off, Patriot has agreed to contribute cash to the Company to increase the Company's current ratio to 1:1.

         The Company's principal sources of liquidity during the 1998 Six Months were cash from operations. Net cash provided by operations was $14.6 million in the 1998 Six Months compared to $10.9 million in the 1997 Six Months. The increase was primarily related to lower growth in accounts receivable during 1998 compared to 1997. The Company had cash provided from investing activities of $14.9 million in the 1998 Six Months, which principally related to collections on notes and affiliate receivables of $12.0 million. The 1997 Six Months resulted in cash used in investing activities of $5.7 million due to increases in affiliate receivables and investments related to the acquisition of leased hotels. The Company's capital expenditure budget through December 31, 1999 related to current operations is approximately $2.1 million, consisting primarily of computer and related equipment. The Company intends to fund these expenditures through separate lease financing arrangements. Net cash used in financing activities in the amount of $27.6 million and $12.8 million in the 1998 Six Months and 1997 Six Months, respectively, was primarily used for distributions to owners.

         The Company intends to pursue a business strategy involving, among other things, entering into new management contracts and long-term hotel operating leases (which may from time to time require capital expenditures by the Company), investing in hotel properties and selectively developing hotels. The Company believes that cash provided from operations will be insufficient to fully fund its pursuit of its business strategy and expects to be required to obtain debt or equity financing to achieve its business plan. The Company cannot assure you, however, that such financing will be available to the Company on commercially reasonable terms, or at all. If the Company does not obtain additional financing, its pursuit of its business strategy will be impaired.

YEAR 2000 COMPLIANCE

        The year 2000 issue relates to computer programs written using two digits rather than four to define the applicable year. Computer programs written this way may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in systems failures or miscalculations causing disruptions of hotel operations or a temporary inability to process transactions, prepare financial statements or engage in similar normal business activities.

        We have developed and begun implementing a comprehensive plan to address potential year 2000 problems at the hotels we manage and lease, as well as at our corporate offices, and to minimize the impact on operations to the extent possible. Our plan, which is designed to identify and address potential problems in the most critical operational systems first in order to minimize any disruption in service to hotel guests, consists of the following four steps:

Step 1 - Inventory:                 Conduct an inventory to identify (a) all
------------------                  computer hardware and software systems
                                    and building systems in use and (b) any
                                    potential year 2000 problems that may exist in such systems.

Step 2 - Vendor Survey:             Identify and contact third-party vendors to
----------------------              determine whether their systems or services
                                    are or will be made year 2000 compliant. We are conducting Step 2 simultaneously with Step 1.

Step 3 - Planning
and Cost Estimation:                Prepare a prioritized year 2000 compliance
-------------------                 plan for remediation or replacement of
                                    non-compliant systems.  Step 3 will be
                                    performed through a joint effort between management representatives and a year 2000 consultant.

Step 4 - Implementation
and Testing:                        Implement the year 2000 compliance
-----------                         plan prepared in Step 3 and test all systems
                                    to ensure maximum possible compliance and develop contingency plans for continuing operations in the event problems arise.


        We have engaged a consultant to complete Steps 1 and 2, at an estimated cost of $13,500 per hotel for upscale hotels and $7,500 for midscale and economy hotels. We have instructed the hotels that we manage and lease to increase their capital budgets for 1998 to accommodate this cost. The end product of Steps 1 and 2 will be a written assessment, which will identify the potential problems and estimate the costs of remediating such problems. The inventories at the hotels and our corporate offices have already begun and we expect that each assessment will be delivered approximately three months after the corresponding inventory is begun.

        At this time, we cannot identify the costs that will be incurred to complete Steps 3 and 4. However, once each written assessment described above is delivered, we will be able to provide an estimate of those costs. We have instructed all hotels that we manage and lease to include in their 1999 capital budgets a minimal amount (ranging from $10,000 to $50,000, depending on the size of the hotel) to be utilized for these purposes. As specific costs become known, our budgets will be adjusted as necessary.

        We believe that the expenses incurred to complete the year 2000 compliance program at each managed hotel are operational expenses which are the responsibility of the hotel owner, and we believe that the terms of our management contracts provide adequate basis for this position. Nonetheless, it is possible that some third-party hotel owners may challenge this position. With respect to the hotels leased by us, we expect that we, as tenant, to the extent such expense is not considered a capital expenditure, may be expected to incur the expense associated with year 2000 compliance. Further, we will be responsible for funding the year 2000 compliance expenses for corporate operations. These expenses will be funded through operating cash flow. The costs incurred to date have not been material. We've provided for approximately $2.1 million in capital expenditures in our 1999 capital budget. Approximately $1.7 million of this amount is expected to be spent addressing our year 2000 issues.

        Our time and cost estimates for year 2000 compliance are based on currently available information. These estimates could be affected by unforeseen developments including, but not limited to, the availability and cost of trained personnel; the ability to locate and correct problems in all relevant systems; and the year 2000 compliance efforts of our third-party vendors.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." The new standard requires that all public business enterprises report information about operating segments, as well as specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. The new standard, which is effective for the fiscal year ending December 31, 1998, will require additional disclosure by the Company but will not have a financial impact on the Company.

         In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The new standard requires additional information to facilitate financial analysis and eliminates certain disclosures which are no longer useful. To the extent practicable, the standard also standardizes disclosures for retiree benefits. The new standard, which is effective for the fiscal year ending December 31, 1998, will require additional disclosure by the Company but will not have a financial impact on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth certain information regarding our directors and executive officers. The Board will in general be classified into three classes, with the initial members to serve for the periods identified below.

                Name                 Age         Position
                ----                 ---         --------
   W. Thomas Parrington, Jr.          53    President, Chief Executive Officer
                                            and Director (term as Director expiring_____)

   J. William Richardson              51    Chief Financial Officer, Executive Vice President,
                                            Finance and Administration

   Kevin P. Kilkeary                  46    Executive Vice President, and President and
                                            Chief Operating Officer, Crossroads Hospitality

   Henry L. Ciaffone                  57    Senior Vice President and Treasurer

   Charles R. Tomb                    43    Senior Vice President, Development

   Timothy Q. Hudak                   36    Senior Vice President and General Counsel

   Thomas W. Lattin                   52    Director (term expiring_____)

   _____________________              __    Director (term expiring_____)

   _____________________              __    Director (term expiring_____)

   _____________________              __    Director (term expiring_____)

   _____________________              __    Director (term expiring_____)

   _____________________              __    Director (term expiring_____)

   _____________________              __    Director (term expiring_____)

   _____________________              __    Director (term expiring_____)

W. THOMAS PARRINGTON, JR. was with IHC from 1981 until its merger with Patriot, serving as Chief Executive Officer since 1996, President since 1994 and as Chief Financial Officer prior thereto. Prior to joining IHC, Mr. Parrington held positions with Arthur Andersen & Company, Marriott International, Inc., Ramada Inns Inc., and Westmount International Hotels. Mr. Parrington has more than 30 years of experience in the hospitality industry. In addition to serving on our Board of Directors, Mr. Parrington is currently serving as our President and Chief Executive Officer under an employment agreement which expires on December 31, 1998. We are currently discussing with Mr. Parrington the possibility of extending the term of his employment. If we do not reach an agreement with Mr. Parrington, we will conduct an executive search for a qualified replacement.

J. WILLIAM RICHARDSON was IHC's Chief Financial Officer and Executive Vice President of Finance and Administration from 1994 until its merger with Patriot. Mr. Richardson previously served as Controller and Treasurer of IHC since 1988. Previously, Mr. Richardson was Vice President and a partner in an Atlanta based hotel management and development company and worked with Marriott Corporation prior thereto. His experience in the hospitality industry spans over a period of approximately 28 years. He serves as our Chief Financial Officer and Executive Vice President of Finance and Administration.

KEVIN P. KILKEARY joined IHC in 1972 and held a variety of positions in hotels and at the corporate office. Mr. Kilkeary serves as our Executive Vice President, and as President and Chief Operating Officer, Crossroads Hospitality and oversees the daily operations of more than 110 limited and full-service hotels across the country.

HENRY L. CIAFFONE is our Senior Vice President and Treasurer. In addition to his responsibilities as Treasurer, he directs our international development activities. Prior to joining IHC in 1989, Mr. Ciaffone held positions in hotel finance and real estate development during his tenure at Koala Inns of America, Sheraton Corporation and the Howard Johnson Company.

CHARLES R. TOMB is our Senior Vice President of Development. He joined IHC in 1992, and most recently, he oversaw the development of IHC in the Western Region as Vice President of Development. Mr. Tomb has approximately 20 years of experience in the hotel industry, including prior positions with Holiday Inns Worldwide, Americana Hotels & Resorts and Hyatt Hotels.

TIMOTHY Q. HUDAK joined IHC in 1992 as Assistant General Counsel and is serving as our Senior Vice President and General Counsel. Prior to joining IHC, Mr. Hudak held the position of Associate General Counsel for Cyclops Industries, Inc. and, prior to that, practiced law at the firm of Tucker Arensberg.

THOMAS W. LATTIN joined our Board of Directors in June of 1998. Mr. Lattin has been an Executive Vice President of Wyndham since January 1998. Prior to that, he served as President and Chief Operating Officer of Patriot (and subsequently Wyndham) since April 1995. From 1994 to 1995, Mr. Lattin worked with the Hospitality Group of Kidder, Peabody & Co. Incorporated and served as a Senior Vice President and then with PaineWebber Incorporated as a Senior Vice President. From 1987 to 1994, Mr. Lattin served as the National Partner of the hospitality industry consulting practice of Laventhol & Horwath and subsequently as a partner in the national hospitality consulting group of Coopers & Lybrand L.L.P.


EXECUTIVE COMPENSATION

         The Company was incorporated in May 1998. None of our executive officers received compensation from the Company during 1997. The following table sets forth certain information regarding the compensation paid or accrued by IHC to IHC's (and the Company's) Chief Executive Officer and each of the four other most highly compensated executive officers of IHC who are expected to be executive officers of the Company and who earned at least $100,000 in total salary and bonus from IHC in 1997. The executive officers listed in the table below are sometimes referred to elsewhere in this Information Statement/Prospectus as the "Named Executive Officers."

                                                       SUMMARY COMPENSATION TABLE

                                                                                              LONG-TERM COMPENSATION
                                                                                              ----------------------
                                                             ANNUAL COMPENSATION      SECURITIES
                                                             -------------------      UNDERLYING     LTIP        ALL OTHER
NAME AND PRINCIPAL POSITION                   YEAR           SALARY        BONUS       OPTIONS      PAYOUTS     COMPENSATION
---------------------------                   ----           ------        -----       -------      -------     ------------
W. Thomas Parrington, Jr.                     1997       $370,845(1)     $430,000(1)       --      $84,053(2)    $2,544,470(3)
President and Chief Executive
Officer

J. William Richardson                         1997        258,287(4)      300,000(4)       --       79,300(5)     1,714,051(6)
Chief Financial Officer and
Executive Vice President, Finance and
Administration

Kevin P. Kilkeary                             1997        221,779(7)      220,000(7)       --       25,254(8)         --
Executive Vice President,
President and Chief Operating Officer of
Crossroads Hospitality

Henry L. Ciaffone                             1997        198,016(9)      150,000(9)       --       24,789(8)         --
Senior Vice President and Treasurer

Charles R. Tomb                               1997        119,149(10)     214,584(10)      --       15,489(8)        14,125(11)
Senior Vice President, Development

(1)  Mr. Parrington's salary from the Company for 1998 is expected to be $380,000 plus a discretionary bonus of up to $760,000.

(2)  Consists of $46,589 of compensation under IHC's Executive Retirement Plan (the "ERP") and $37,464 of compensation under IHC's
     Supplemental Deferred Compensation Plan ("SDCP").

(3)  Consists of $18,000 of compensation for services as a director of Northridge, amortization of loan forgiveness (principal and interest) in the amount of $334,185 and a severance payment in the amount of $2,192,285 provided for under a change-in-control agreement.

(4)  Mr. Richardson's salary from the Company for 1998 is expected to be $265,000 plus a discretionary bonus of up to $530,000.

(5)  Consists of $32,500 of compensation under the ERP and $46,800 of compensation under the SDCP.

(6)  Consists of $15,000 of compensation for services as a director of Northridge, amortization of loan forgiveness (principal and interest) in the amount of $170,800 and a severance payment in the amount of $1,528,251 provided for under a change-in-control agreement.

(7)  Mr. Kilkeary's salary from the Company for 1998 is expected to be $250,000 plus a discretionary bonus of up to $375,000.

(8)  Consists entirely of compensation under the ERP.

(9)  Mr. Ciaffone's salary from the Company for 1998 is expected to be $200,000 plus a discretionary bonus of up to $250,000.

(10) Mr. Tomb's salary from the Company for 1998 is expected to be $190,000 plus a discretionary bonus of up to $237,500.

(11) Consists of restricted stock compensation under IHC's Equity Incentive Plan.

IHC STOCK OPTION VALUES

        The following table sets forth information regarding the values of the IHC options held by the Named Executive Officers at December 31, 1997. None of the Named Executive Officers exercised any IHC options during 1997.

                                      IHC OPTION VALUES AT DECEMBER 31, 1997

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED                      VALUE OF UNEXERCISED
                                                        IHC OPTIONS                         IN-THE-MONEY IHC OPTIONS
                                                  AT DECEMBER 31, 1997(1)                     AT DECEMBER 31, 1997
                                                  -------------------------                 ---------------------------
               NAME                        EXERCISABLE           UNEXERCISABLE           EXERCISABLE          UNEXERCISABLE
               ----                        -----------           -------------           -----------          -------------
W. Thomas Parrington, Jr................     80,000                 160,000              $1,071,668            $2,143,332
J. William Richardson...................     41,250                  82,500                 540,078             1,080,156
Kevin P. Kilkeary.......................      8,333                  66,667                 117,183               770,130
Henry L. Ciaffone.......................      8,333                  16,667                 117,183               234,380
Charles R. Tomb.........................      2,500                   7,500                  35,156                95,469

------------------------------

(1) Each of the IHC options had a ten-year term and generally became exercisable as to one-third of the shares covered thereby on each of the first three anniversaries of the date of grant so long as the holder thereof remained a full-time employee of IHC. Each of these options became exercisable in full and was subsequently cashed out in connection with the merger of IHC into Patriot.



EMPLOYMENT AND CHANGE-IN-CONTROL AGREEMENTS

         We have entered into an employment agreement with Mr. Tomb. Pursuant to the terms of the employment agreement, Mr. Tomb has received (i) 50% of the severance compensation he was entitled to receive, under his severance agreement with IHC in place at the time of the merger of IHC into Patriot, as a result of the change in control triggered by that merger and (ii) a loan in an amount equal to the remaining 50% of such severance compensation, which amortizes over a 30-month period. At any time prior to March 2, 1999, Mr. Tomb may elect to terminate his employment with or without cause, and the entire loan will be forgiven. After March 2, 1999, if Mr. Tomb terminates his employment for reasons other than a Change in Control (as defined) or a material change in his job responsibilities, he is required to repay the unamortized portion of the loan. During the initial three-year term of his employment, in the event we terminate Mr. Tomb without Cause (as defined), or either Mr. Tomb or we terminate his employment as the result of a Change in Control (as defined) or a material change in his job responsibilities, he is entitled to (i) have the loan forgiven and (ii) continue health and other welfare benefits for the greater of 18 months or the remainder of the term of the agreement. In addition, after the expiration of the initial three-year term, if we terminate Mr. Tomb without Cause or he terminates his employment as a result of a Change in Control or a material change in his job responsibilities, he is entitled to an amount equal to his salary and bonus for up to a maximum of six months. Mr. Tomb is not obligated under the employment agreement to mitigate damages by seeking alternative employment. Mr. Tomb's employment agreement will terminate without further action immediately prior to the payment of any severance benefits under the agreement. The employment agreement also includes provisions prohibiting Mr. Tomb from engaging in any Competitive Activity (as defined) for six months after termination of employment and providing for the payment of legal fees and expenses incurred in enforcing or defending such agreements.

         We are currently negotiating the terms of employment agreements with the other Named Executive Officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



EXECUTIVE LOANS

         In 1996, the Company's predecessor loaned $2.0 million and $1.0 million to Messrs. Parrington and Richardson, respectively. These loans, along with additional loans in the amount of $165,850 and $120,000 to Messrs. Parrington and Richardson, respectively, were forgiven as of June 2, 1998 in connection with IHC's merger into Patriot. The Company has loaned an additional $100,000 and $357,317 to Messrs. Parrington and Richardson, respectively, as advances against their 1998 bonuses.

         On June 2, 1998, in connection with IHC's merger into Patriot, the Company forgave loans in the amount of $90,000 and $170,000 to Messrs. Kilkeary and Ciaffone, respectively. The Company loaned Mr. Ciaffone an additional $232,200, which was repaid in full on October 29, 1998.

         The Company has also loaned $238,000 to Mr. Tomb to cover expenses incurred in his relocation to Pittsburgh, as well as $29,774 as an advance against his 1998 bonus.

VOTING AGREEMENT

         General. Upon consummation of the spin-off, three directors and/or executive officers of the Patriot Companies and certain entities with which the directors and/or officers are affiliated (with such directors, officers and affiliated entities being referred to in this section as the "Shareholders") will enter into a Voting Agreement with the Company.

         Voting Provisions. The Voting Agreement will provide that on all shareholder votes taken at any time when the Shareholders, together with the Patriot Companies and certain other directors and executive officers of the Patriot Companies (collectively referred to in this section as the "Affiliated Shareholders"), collectively own greater than 9.9% of the outstanding Company shares, the Shareholders will vote their Company shares in proportion with the results of voting on the particular matter by all Company shareholders other than the Shareholders and the Affiliated Shareholders. This will have the effect of nullifying the impact of voting by the Shareholders on the particular matter and reducing the impact of voting by the Affiliated Shareholders on such matter.

         Divestiture Provisions. The Voting Agreement will also provide that the Shareholders will use reasonable efforts to sell or otherwise dispose of the number of Company shares necessary so that the Shareholders and the Affiliated Shareholders will collectively own 9.9% or less of the outstanding Company shares by the first anniversary of the spin-off. Based on their holdings of Patriot securities on ____________, 1999, we currently estimate that the Shareholders and the Affiliated Shareholders will collectively own ____ Company shares, or __% of the outstanding Company shares, upon consummation of the spin-off. The Shareholders will thus be obligated under the Voting Agreement to sell an aggregate of ____ Company shares, or __% of the outstanding Company shares, by the first anniversary of the spin-off. Thereafter, the Shareholders' selling obligations will become effective again at any time within five years after the spin-off that the Shareholders are informed by the Company that the Shareholders and the Affiliated Shareholders collectively own greater than 9.9% of the outstanding Company shares.

         Company Call Right. In the event that the Shareholders fail to comply with their obligations to sell Company shares as described above within five years after the spin-off, the Company will have a call right to purchase from the Shareholders for fair market value the number of Company shares the Shareholders were obligated to sell. Marriott will have the right to compel the Company to exercise its call right if the Company fails to do so.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of Company shares that will be beneficially owned immediately following the spin-off and the related redemption transactions by each person or "group" known to us to be the beneficial owner of more than 5% of the Company shares, each of our directors and Named Executive Officers and all of our directors and executive officers as a group. Unless indicated otherwise, the address for each of the persons named in the table is c/o Interstate Hotels Management, Inc., 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220. For purposes of the table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date.

                                                                            Percentage
                                                     Number of                  of
                Name                               Shares Owned            Shares Owned
                ----                               ------------            ------------
W. Thomas Parrington, Jr.........................      3,779                     *%
J. William Richardson............................        826 (1)                 *%
Kevin P. Kilkeary................................      1,029                     *%
Henry L. Ciaffone................................          0                     *%
Charles R. Tomb..................................        176                     *%
Thomas W. Lattin.................................        785                     *%
Director.........................................                                 %
Director.........................................                                 %
Director.........................................                                 %
Director.........................................                                 %
Director.........................................                                 %
Director.........................................                                 %
Director.........................................                                 %
All directors and executive officers
 as a group (15 persons).........................                                 %

-----------

*      Less than 1%
(1) Includes 7 shares held by Mr. Richardson's daughter.

                          DESCRIPTION OF CAPITAL STOCK

        We have summarized below the material provisions of the Company's Articles of Incorporation and Bylaws as they are contemplated to be in effect at the time of the spin-off. Our summary may not contain all of the information that is important to you. See "Where You Can Find More Information" for information about how to obtain a copy of the documents we refer to in this section.

CAPITAL STOCK

         Under the Articles of Incorporation, we are authorized to issue up to _____ million shares of stock, consisting of _____ million shares of Class A common stock, _____ million shares of Class B common stock, _____ million shares of Class C common stock, _____ million shares of Excess Stock (as described below) and _____ million shares of preferred stock.

        Common Stock. Each holder of Class A shares, Class B shares and Class C shares shall be entitled to one vote for each share held by such holder. The three classes shall vote separately for the election of the Company's Board of Directors as follows: holders of Class A shares shall elect five of the Company's directors; holders of Class B shares shall elect two of the Company's directors; and holders of Class C shares shall elect two of the Company's directors. The Company is prohibited from entering into certain types of transactions unless the holders of Class B shares or Class C shares, voting as separate classes, give their approval. Except as required by law, the holders of common stock shall vote together as a single class on all other matters submitted to stockholders for a vote. In all respects other than those mentioned above, each class of common stock shall be identical and shall entitle its holders to identical rights and privileges. We will be distributing Class A shares in the spin-off. The Class B shares will be held by Marriott and the Class C shares will be held by the Patriot Companies.

        Holders of shares of common stock have no preemptive, subscription or redemption rights. Holders of Class B and Class C shares may, at their discretion, convert their respective shares into Class A shares, and the Class B shares and Class C shares will automatically convert into Class A shares upon the occurrence of certain events (including, among other things, upon the transfer of Class B or Class C shares from Marriott or the Patriot Companies, as the case may be, to an unaffiliated entity).

        Holders of shares of common stock are entitled to receive such dividends as may be declared by our Board out of funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Company, holders of shares of common stock share ratably in the assets of the Company available for distribution to stockholders generally, subject to the preferential rights of any then outstanding shares of preferred stock. No shares of preferred stock are currently outstanding.

        Preferred Stock. The preferred shares may be issued in one or more series, with such rights and qualifications as our Board may determine before such shares are issued. Our Board could, without the approval of stockholders, issue preferred shares having voting or conversion rights that could adversely affect the voting power of the holders of common stock and the issuance of preferred shares could be used, under certain circumstances, to render more difficult or discourage a hostile takeover of the Company.

        Ownership Limit. The Articles of Incorporation prohibit any person from owning more than 9.9% of the outstanding shares of any class of our capital stock. We have the right to take any lawful action that we believe is necessary or advisable to ensure compliance with the ownership limit, including refusing to recognize or record any transfer of shares in violation of these limitations.

        The ownership limit may have the effect of discouraging or preventing a third party from attempting to gain control of the Company without the approval of our Board. The existence of the ownership limit thus makes it less likely that a change in control, even if beneficial to stockholders, could be effected without the approval of our Board.

        Subject to certain exceptions enumerated in the Articles of Incorporation, any shares acquired or held by a stockholder in excess of 9.9% of the total outstanding number of shares of such class shall be converted into shares of Excess Stock and transferred automatically and by operation of law to a charitable trust for the benefit of a charitable beneficiary. The trustee shall be entitled to receive all dividends on and exercise all voting rights of the shares of Excess Stock. The record owner shall have no right or interest in such shares, except the right to receive from the trustee, following the sale or other disposition of such shares of Excess Stock, the lesser of: (i) the amount the record owner paid for the shares of Excess Stock (or the market value of the shares of Excess Stock, determined in accordance with our Articles of Incorporation, if the record owner received them by gift, bequest or otherwise without payment) and (ii) the amount received by the trustee from a sale of such shares of Excess Stock. Accordingly, the record owner of any shares of Excess Stock may suffer a financial loss if the price at which such Excess Shares are sold by the trustee is less than what the record owner paid for them.

STOCK EXCHANGE LISTING

        We intend to apply to list our common stock for trading on the New York Stock Exchange.

        There is currently no trading market for our shares. Prices at which our shares will trade after the spin-off cannot be predicted. Until our shares are fully distributed and an orderly market develops, the prices at which trading in our shares occurs may fluctuate significantly. The prices at which our stock trades will be determined by the marketplace and may be influenced by many factors, including, among other things, the depth and liquidity of the market for our stock, investor perception of the Company and our business, our dividend policy, interest rates, and general economic and market conditions.

SHARES AVAILABLE FOR RESALE

        Company shares distributed to you in the spin-off may be traded freely and without restriction if you are not deemed to be an "affiliate" of the Company under the rules of the SEC. Persons who may be deemed to be affiliates of the Company after the spin-off include individuals or entities that control, are controlled by or are under common control with the Company, and may include certain officers and directors of the Company as well as certain principal stockholders of the Company. Persons who are affiliates of the Company will be permitted to sell their Company shares only pursuant to an effective registration statement or an exemption from the registration requirements of the securities laws.

ADDITIONAL CORPORATE GOVERNANCE AND TAKEOVER-RELATED MATTERS

        The Articles of Incorporation and Bylaws provide for the following:

        Actions of Stockholders. Subject to certain exceptions for holders of Class B shares and Class C shares, our Articles of Incorporation do not permit actions to be taken by written consent. Stockholder actions may only be taken at annual or special meetings of the stockholders called in accordance with our Articles of Incorporation and Bylaws. Special meetings of stockholders may only be called by (i) the vote of a majority of directors then in office, (ii) by the Chairman of the Board, if one is elected, or by the Chief Executive Officer or, if none, the President and (iii) by the Secretary of the Company upon the written request of the holders of a majority of all shares entitled to vote at such meeting. Only business that is specified in the notice of the annual or special meeting or properly brought before the meeting may be discussed at any meeting. The first annual meeting of our stockholders will be held in 1999, on a date and at a time designated by the Board.

        Board of Directors. Our business and affairs are managed under the direction of our Board, which initially shall consist of nine members. The holders of Class A shares will be entitled to elect five directors, the holders of Class B shares will be entitled to elect two directors and the holders of Class C shares will be entitled to elect two directors. After September 30, 2003, or prior to such date upon the occurrence of certain events, the size of the Board may be fixed by a resolution adopted by the Board.

        Class A directors are elected by the holders of the outstanding Class A shares. Class A directors are classified into three classes, as nearly equal in number as possible, designated Class A-I, Class A-II and Class A-III. The term of the director(s) first appointed to Class A-I will expire at the annual meeting of stockholders to be held in 1999. The term of the director(s) first appointed to Class A-II will expire at the annual meeting of stockholders to be held in 2000. The term of the director(s) first appointed to Class A-III will expire at the annual meeting of stockholders to be held in 2001. Class A directors are elected for three-year terms by a plurality of votes cast by holders of Class A shares at each annual meeting.

        The Class B directors will be elected by the holders of Class B shares (Marriott) within ten days after the initial issuance of Class B shares. The term for the initial Class B directors will expire at the annual meeting of stockholders to be held in 2001. Thereafter, the Class B directors will serve one-year terms expiring at each subsequent annual meeting of stockholders. Class B directors are elected by a plurality of all votes cast by holders of Class B shares at such annual meeting or by unanimous written consent. If each of the Class B shares automatically convert into Class A shares, which will happen upon the occurrence of certain events, the Class B directors then in office will be removed, the number of Class A directors will automatically be increased by two and the resulting vacancies will be filled by either the remaining directors or the holders of Class A shares.

        The Class C directors will be elected by the holders of Class C shares (the Patriot Companies) within ten days after the initial issuance of Class C shares. The term for the initial Class C directors will expire at the annual meeting of stockholders to be held in 2001. Thereafter, the Class C directors will serve one-year terms expiring at each subsequent annual meeting of stockholders. Class C directors are elected by a plurality of all votes cast by holders of Class C shares at such annual meeting or by unanimous written consent. If each of the Class C shares automatically convert into Class A shares, which will happen upon the occurrence of certain events, the Class C directors then in office will be removed, the number of Class A directors will automatically be increased by two and the resulting vacancies will be filled by either the remaining directors or the holders of Class A shares.

        The Bylaws provide that directors may only be nominated by the Board or by any stockholder who has delivered notice of his or her nominees not less than 75 days nor more than 120 days prior to any annual meeting. The stockholder's notice must contain certain information concerning the stockholder and the stockholder's nominees, including their names and addresses, proof that the stockholder is a stockholder of record and plans to appear in person at the annual meeting, the class and number of shares of Company stock owned by such stockholder and the stockholder's nominees, any agreements between the relevant parties pursuant to which the nomination is to be made and the signed consent of each nominee to serve as a director of the Company, if elected. The presiding officer of the annual meeting may refuse to acknowledge the nomination of any person not made in compliance with these requirements or the requirements of the securities laws.

        Any vacancy that occurs on the Board will be filled by first giving effect to the respective rights of holders of Class B shares and Class C shares to replace Class B directors and Class C directors. Otherwise a majority of the votes cast by the holders of Class A shares will fill vacancies due to removal for cause and the majority vote of the remaining directors will generally fill vacancies which occur for any other reason.

        Any director may be removed from office for cause by the affirmative vote of the holders of at least 75% of the shares then entitled to vote at a meeting of stockholders called for that purpose. Additionally, any Class B director or Class C director may be removed from office with or without cause by the affirmative vote of a majority of the holders of Class B shares or the holders of Class C shares, respectively, at a meeting of such stockholders called for the purpose. Class B and Class C directors may also be removed by unanimous written consent of their respective class of stockholders.

        Indemnification of Officers and Directors. We have agreed to indemnify our officers and directors to the maximum extent authorized or permitted under applicable law. Maryland's corporation law generally permits the liability of directors and officers to a corporation for monetary damages to be limited, unless it is proven that (i)(a) the director or officer actually received an improper personal benefit in money, property or services,

(b) the director or officer acted in bad faith, or (c) the director's or officer's act or omission was the result of active and deliberate dishonesty, and (ii) the director's or officer's act or omission was material to the matter giving rise to the proceeding. However, in the case of a suit by or in the right of the Company, a director or officer may not be indemnified in respect of any proceeding in which he shall have been adjudged liable to the Company, unless and only to the extent that a court of appropriate jurisdiction determines that such person is fairly and reasonably entitled to indemnity for such expenses as such court may deem proper. Any amendment or repeal of our Articles of Incorporation may not adversely affect the rights of any person entitled to indemnification for any event occurring prior to such amendment or repeal.

        Amendment of the Bylaws. Except as provided by law, the Board has the exclusive power to alter or repeal the Bylaws by the affirmative vote of a majority of the directors then in office. In certain limited circumstances, as more fully described in the Bylaws, a bylaw may only be amended by (i) the affirmative vote of a majority of the directors than in office and each of the Class B and Class C directors or (ii) by the holders of a majority of the outstanding shares entitled to vote on the matter.

SHAREHOLDER RIGHTS PLAN

        We intend to adopt a shareholder rights plan. In connection with the adoption of the rights plan, we will declare a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding Company share to stockholders of record as of a specified date. Each Right will entitle its holder to purchase from the Company a unit consisting of a specified number of shares of Preferred Stock of the Company at a specified cash exercise price per unit, subject to adjustment.

        Initially, the Rights will not be exercisable and will attach to and trade with all Company shares outstanding as of, or issued subsequent to, the record date. The Rights will separate from the Company shares and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding Company shares (an "Acquiring Person"), or (ii) the close of business on the tenth business day following the commencement of a tender offer or exchange offer that would result upon its consummation in a person or group becoming the beneficial owner of 10% or more of the outstanding Company shares.

        In the case of certain stockholders of the Company who beneficially own 10% or more of the outstanding Company shares as of a specified date, (such stockholders are referred to in the rights agreement as "grandfathered persons"), the Rights generally will be distributed only if any such stockholder acquires or proposes to acquire additional Company shares. In addition, a "grandfathered person" generally will become an Acquiring Person only if such person acquires additional Company shares.

        The shareholder rights agreement will effectively prevent any person or group from acquiring more than 10% of our shares without our Board's approval.


                       WHERE YOU CAN FIND MORE INFORMATION


        We have filed with the SEC a registration statement on Form S-1 in connection with the spin-off. As permitted by SEC rules, this Information Statement/Prospectus does not contain all of the information contained in the registration statement or in the exhibits to the registration statement. For further information you may read and copy documents at the public reference room of the SEC at 450 5th Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, Suite 1400 and 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC charges a fee for copies. Copies of this material should also be available through the Internet at the SEC EDGAR Archive, the address of which is http://www.sec.gov. In addition, our filings may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        Following the spin-off, we will be required to file annual, quarterly and other reports with the SEC. We will also be subject to the proxy rules and, accordingly, will furnish audited financial statements to you in connection with our annual meetings of stockholders.

        No person is authorized by Patriot or the Company to give any information or to make any representations other than those contained in this Information Statement/Prospectus, and, if given or made, you should not rely upon such information.

                       INTERSTATE HOTELS MANAGEMENT, INC.
                     INDEX TO COMBINED FINANCIAL INFORMATION
                                     -------


                                                                         Page

Report of Independent Accountants                                        F-2

Combined Balance Sheets as of December 31, 1996, 1997
      and June 30, 1998 (unaudited)                                      F-3

Combined Statements of Operations and Owners' Equity for
      the years ended December 31, 1995, 1996 and 1997 and
      the six months ended June 30, 1997 and 1998 (unaudited)            F-4

Combined Statements of Cash Flows for the years ended
      December 31, 1995, 1996 and 1997 and the six months
      ended June 30, 1997 and 1998 (unaudited)                           F-5

Notes to Combined Financial Statements                                   F-6-18

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and Board of Directors of Patriot American Hospitality, Inc.:

We have audited the accompanying combined balance sheets of Interstate Hotels Management, Inc. (the Company), comprised of businesses of Interstate Hotels Company, which was acquired by Patriot American Hospitality, Inc., as described in Note 1 of the combined financial statements, as of December 31, 1996 and 1997, and the related combined statements of operations and owners' equity and cash flows for each of the three years in the period ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company was not a separate legal entity during the periods presented. The accompanying combined financial statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the combined financial statements of Interstate Hotels Company or its affiliates.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of December 31, 1996 and 1997, and the combined results of its operations, owners' equity and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                   /s/PricewaterhouseCoopers LLP

600 Grant Street
Pittsburgh, Pennsylvania
October 29, 1998

                       INTERSTATE HOTELS MANAGEMENT, INC.
                             COMBINED BALANCE SHEETS
                                 (In thousands)
                                     -------


                                                                                 December 31,
                                                                           ------------------------      June 30,
                                                                              1996          1997           1998
                                                                           -----------   ----------    -----------
                                                                                                       (unaudited)
                                                                                                        (Note 14)
                                              ASSETS
Current assets:
     Cash and cash equivalents                                             $   10,969    $    2,331    $     4,261
     Accounts receivable, net                                                   7,526        15,957         18,115
     Deferred income taxes                                                      1,986         1,869          2,551
     Prepaid expenses and other assets                                          3,346         2,111          3,552
     Related party receivables - management contracts                           1,125         1,260          1,522
     Related party receivables - Patriot                                            -             -         22,446
                                                                           ----------    ----------    -----------

             Total current assets                                              24,952        23,528         52,447

Restricted cash                                                                 2,105         2,324          2,360
Property and equipment, net                                                     2,042         3,589          3,592
Officers and employees notes receivable                                         4,603        12,157          2,205
Affiliate receivables                                                           1,040         4,933          2,844
Intangible and other assets                                                    49,802        49,325        110,108
                                                                           ----------    ----------    -----------

                  Total assets                                             $   84,544    $   95,856    $   173,556
                                                                           ==========    ==========    ===========

                                  LIABILITIES AND OWNERS' EQUITY

Current liabilities:
     Accounts payable - trade                                                   7,354         3,473          2,370
     Accounts payable - health trust                                            2,021         1,382          3,884
     Accounts payable - related parties                                             -         9,183          8,355
     Accrued payroll and related benefits                                       7,950         9,586          5,187
     Accrued rent                                                                 853         5,875         11,541
     Accrued merger costs                                                           -             -         22,446
     Other accrued liabilities                                                  3,713         6,502         10,531
     Current portion of long-term debt                                            171           180            190
                                                                           ----------    ----------    -----------

             Total current liabilities                                         22,062        36,181         64,504

Long-term debt                                                                    370           190              -
Deferred income taxes                                                             252           237         17,962
                                                                           ----------    ----------    -----------

             Total liabilities                                                 22,684        36,608         82,466
                                                                           ----------    ----------    -----------

Commitments and contingencies                                                       -             -              -

Owners' equity                                                                 61,860        59,248         91,090
                                                                           ----------    ----------    -----------

                  Total liabilities and owners' equity                     $   84,544    $   95,856    $   173,556
                                                                           ==========    ==========    ===========


                     The accompanying notes are an integral
                   part of the combined financial statements.

                       INTERSTATE HOTELS MANAGEMENT, INC.
              COMBINED STATEMENTS OF OPERATIONS AND OWNERS' EQUITY
                                 (In thousands)
                                     -------


                                                                                              Six Months Ended
                                                         Year Ended December 31,                  June 30,
                                                  --------------------------------------  --------------------------
                                                     1995          1996         1997          1997         1998
                                                  -----------   ----------  ------------  ------------  ------------
                                                                                                (unaudited)
                                                                                                 (Note 14)
Lodging revenues:
     Rooms                                        $        -   $    9,258   $   158,342   $    61,916   $    87,985
     Other departmental                                    -          721         9,512         4,052         5,305
Net management fees                                   27,022       33,023        37,828        18,078        20,783
Other fees (Note 11)                                  17,810       20,464        24,122        11,798        12,671
                                                  ----------   ----------   -----------   -----------   -----------

                                                      44,832       63,466       229,804        95,844       126,744
                                                  ----------   ----------   -----------   -----------   -----------

Lodging expenses:
     Rooms                                                 -        2,334        36,918        14,028        20,244
     Other departmental                                    -          591         5,487         2,389         3,170
     Property costs                                        -        3,201        43,225        17,316        23,435
General and administrative                             9,798       10,327        13,195         5,681         6,781
Payroll and related benefits                          15,469       17,666        21,892        10,258        12,394
Non-cash compensation                                      -       11,896             -             -             -
Lease expense                                              -        3,476        73,283        28,499        41,140
Depreciation and amortization                          4,166        4,358         4,820         2,365         4,019
                                                  ----------   ----------   -----------   -----------   -----------

                                                      29,433       53,849       198,820        80,536       111,183
                                                  ----------   ----------   -----------   -----------   -----------

Operating income                                      15,399        9,617        30,984        15,308        15,561

Other income (expense):
     Interest, net                                       204          523           435            48           226
     Other, net                                          346            -            73             9            (9)
                                                  ----------   ----------   -----------   -----------   -----------

Income before income tax expense                      15,949       10,140        31,492        15,365        15,778

     Income tax expense                                    -        4,056        12,597         6,146         6,311
                                                  ----------   ----------   -----------   -----------   -----------

Net income                                        $   15,949   $    6,084   $    18,895   $     9,219   $     9,467
                                                  ==========   ==========   ===========   ===========   ===========

Owners' equity:
     Beginning of period                              23,287       23,470        61,860        61,860        59,248
     Net income                                       15,949        6,084        18,895         9,219         9,467
     Net capital distributions                       (15,766)     (15,111)      (21,507)      (12,650)      (27,466)
     Change in basis (Note 14)                             -            -             -             -        49,841
     Acquisition of hotel leases for stock                 -       47,417             -             -             -
                                                  ----------   ----------   -----------   -----------   -----------

     End of period                                $   23,470   $   61,860   $    59,248   $    58,429   $    91,090
                                                  ==========   ==========    ==========   ===========   ===========


                     The accompanying notes are an integral
                   part of the combined financial statements.

                       INTERSTATE HOTELS MANAGEMENT, INC.
                        COMBINED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                     -------


                                                                                               Six Months Ended
                                                            Year Ended December 31,                June 30,
                                                       -----------------------------------  ---------------------
                                                         1995         1996        1997         1997       1998
                                                       ---------   ----------  ----------   ---------   ---------
                                                                                                 (unaudited)
                                                                                                  (Note 14)
Cash flows from operating activities:
    Net income                                         $  15,949   $   6,084   $  18,895    $   9,219   $   9,467
    Adjustments to reconcile net income to net
          cash provided by operating activities:
       Depreciation and amortization                       4,166       4,358       4,820        2,365       4,019
       Deferred income taxes                                   -      (1,734)        102         (811)       (850)
    Cash (used) provided by assets and liabilities:
       Accounts receivable, net                           (2,085)      2,835      (8,431)     (10,884)     (2,158)
       Prepaid expenses and other assets                    (244)     (3,047)      1,235          294      (1,441)
       Related party receivables                            (161)       (964)       (135)          17        (262)
       Accounts payable                                    4,229       8,683       6,299       (3,072)     (3,828)
       Accrued liabilities                                 1,792         415       7,811       13,786       9,695
                                                       ---------   ---------   ---------    ---------   ---------

          Net cash provided by operating
               activities                                 23,646      16,630      30,596       10,914      14,642
                                                       ---------   ---------   ---------    ---------   ---------

Cash flows from investing activities:
    Change in restricted cash                               (810)         (9)       (219)        (194)        (36)
    Purchase of property and equipment, net                 (336)       (718)     (2,191)        (243)       (723)
    Change in notes receivable, net                          151      (3,384)     (7,554)        (285)      9,952
    Change in affiliate receivables                           87        (248)     (3,893)      (1,209)      2,089
    Other                                                    276          22      (3,699)      (3,797)      3,652
                                                       ---------   ---------   ---------    ---------   ---------

          Net cash (used in) provided by
               investing activities                         (632)     (4,337)    (17,556)      (5,728)     14,934
                                                       ---------   ---------   ---------    ---------   ---------

Cash flows from financing activities:
    Repayment of long-term debt                                -        (163)       (171)        (171)       (180)
    Net distributions to owners                          (15,766)    (15,111)    (21,507)     (12,650)    (27,466)
                                                       ---------   ----------  ----------   ----------  ----------

          Net cash used in financing activities          (15,766)    (15,274)    (21,678)     (12,821)    (27,646)
                                                       ---------   ----------  ---------    ---------   ---------

Net increase (decrease) in cash and cash
       equivalents                                         7,248      (2,981)     (8,638)      (7,635)      1,930

Cash and cash equivalents at beginning of
       period                                              6,702      13,950      10,969       10,969       2,331
                                                       ---------   ---------   ---------    ---------   ---------

Cash and cash equivalents at end of period             $  13,950   $  10,969   $   2,331    $   3,334   $   4,261
                                                       =========   =========   =========    =========   =========


                     The accompanying notes are an integral
                   part of the combined financial statements.

                       INTERSTATE HOTELS MANAGEMENT, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                 (In thousands)
                                     -------


1.       Organization and Basis of Presentation:

         Interstate Hotels Company and Subsidiaries (Interstate) owned 23 hotels and had a controlling interest in 17 other hotels (collectively, the Owned Hotels), held long-term leasehold interests in 89 hotels (the Leased Hotels), and provided management and other related services to 94 hotels (the Managed Hotels) owned by third parties as of December 31, 1997. The Owned Hotels, the Leased Hotels and the Managed Hotels (collectively, the Hotels) were located in 35 states, the District of Columbia, Canada, the Caribbean, and Russia, with the largest concentration in the states of Florida and California. The Hotels were operated under a number of franchise agreements, with the largest franchisors being Marriott International, Inc. (Marriott) and Promus Hotels, Inc. The Hotels were all subject to management agreements with Interstate Hotels Corporation (IHC), Crossroads Hospitality Company, L.L.C. (Crossroads) or Colony Hotels and Resorts Company (Colony), all wholly-owned subsidiaries of Interstate.

         Interstate was merged into Patriot American Hospitality, Inc. (Patriot) on June 2, 1998. Prior to the consummation of the merger of Interstate into Patriot, Marriott filed a lawsuit to stop the closing of the transaction as a result of a dispute over certain franchise agreements Marriott had with Interstate. On May 27, 1998, and pursuant to a settlement agreement with Marriott, Patriot and Interstate announced a plan to transfer certain operations, principally the third-party hotel management business and the Leased Hotels, and certain assets and liabilities of Interstate to a new entity, Interstate Hotels Management, Inc. (the Company). The Company is expected to be spun-off from Patriot (the Spin-off) prior to January 31, 1999, and will result in the Company operating as an independent entity with publicly traded common stock. Ninety-two percent of the shares of the Company will be distributed to Patriot's shareholders. Patriot and Marriott will each hold a 4% ownership interest in the Company's common stock after the Spin-off.

         The Company will have two principal subsidiaries. One subsidiary will assume management of the Managed Hotels and will hold the leasehold interests of the Leased Hotels as well as provide other services previously provided by Interstate, primarily centralized purchasing and insurance services. In addition, the subsidiary will provide management services to the Leased Hotels. The Company will own a 47.5% managing interest in this subsidiary and Patriot will retain a 52.5% non-controlling ownership interest. The other subsidiary will enter into management contracts to manage ten Owned Hotels with the tenant of such Owned Hotels, Wyndham International Operating Partnership, L.P., and will then subcontract the management to Marriott. The Company will retain a controlling 99.99% interest in this subsidiary and Marriott will own a .01% interest in this subsidiary. The remaining Owned Hotels will be managed by Wyndham International, Inc.

                                 (In thousands)
                                     -------


1.       Organization and Basis of Presentation, continued:

         The Company was not a separate legal entity during the periods presented in these financial statements. The accompanying combined financial statements of the Company have been carved out of Interstate and Patriot, and include only those historical assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business, the Leased Hotels and other services described in the paragraph above which will succeed to the Company. These activities were conducted primarily by IHC, Crossroads and Colony. These combined financial statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and as if the Company had operated as a free-standing entity for all periods presented. All investments in, associated debt, and results of operations of the Owned Hotels, as well as certain other operating subsidiaries (see Note 13) that will not be included in the continuing business of the Company, have been carved out of the historical combined financial statements.


2.       Summary of Significant Accounting Policies:

             Principles of Combination and Consolidation:

             The combined financial statements include the accounts of the entities described in Note 1. All significant intercompany transactions and balances have been eliminated.

             Cash and Cash Equivalents:

             All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. The Company maintains cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes the credit risk related to these cash and cash equivalents is minimal. Beginning in 1997, certain cash of the Company was swept from individual accounts and combined with Interstate's cash in a central account.

             Amounts owed to related entities to meet short-term cash requirements in connection with Interstate's centralized cash account are recorded as Accounts payable - related parties.

             Restricted Cash:

             Capital restricted under applicable government insurance regulations is included in restricted cash, and represents 20% of the annual insurance premiums written by the Company (See Note 11).

                                 (In thousands)
                                     -------


2.       Summary of Significant Accounting Policies, continued:

             Property and Equipment:

             Property and equipment are recorded at cost, and are depreciated on the straight-line method over their estimated useful lives. Expenditures for repairs and maintenance are expensed as incurred. Expenditures for major renewals and betterments that significantly extend the useful life of existing property and equipment are capitalized and depreciated. The cost and the related accumulated depreciation applicable to property no longer in service are eliminated from the accounts and any gain or loss thereon is included in operations.

             Officers and Employees Notes Receivable:

             Officers notes receivable consist principally of the advances on expected severance payments and notes from two executives. The notes from the two executives bear interest, are fully recourse to the borrowers and are forgiven and expensed ratably, if certain conditions are met, until the notes mature in June 2006. The Company also makes loans from time to time to other employees, which are payable upon demand and generally do not bear interest until such demand is made. Certain notes may be forgiven and expensed provided certain conditions are satisfied. Officers and employees notes receivable also include a note with a former officer and significant shareholder of Interstate (see Note 13).

             Intangible and Other Assets:

             Intangible and other assets consist of the amounts paid to obtain management and lease contracts including the allocation of the Interstate purchase price paid by Patriot (see Note 14). Goodwill is also included in intangible and other assets, and represents the excess of the purchase price over the book value of the net assets of businesses acquired. Intangibles and other assets are amortized on the straight-line method over the life of the underlying contracts or estimated useful lives.

             Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:

             The carrying values of long-lived assets, which include property and equipment and all intangible assets, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future net cash flows is less than book value. No adjustments to the carrying values of long-lived assets have been recorded to date.

             Deferred Income Taxes:

             Deferred income taxes are recorded in the combined financial statements of the Company using the liability method. Under this method, deferred tax assets and liabilities are provided for the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

                                 (In thousands)
                                     -------


2.       Summary of Significant Accounting Policies, continued:

             Income Tax Status:

             Prior to 1996, substantially all the entities that comprised the Company were organized as S corporations, partnerships or limited liability companies. Similar elections were made, where possible, for state income tax purposes. Accordingly, the majority of all federal and state income tax liabilities and benefits were borne by the respective stockholders, partners or members, and no provision for income taxes has been recorded for the period prior to 1996 in the accompanying combined financial statements.

             During 1996, the entities that comprised the Company were included in the consolidated federal income tax return of Interstate and all tax liabilities were paid by Interstate. The income tax provision for each period presented in these combined financial statements has been calculated as if the Company had prepared and filed a separate income tax return for those periods. Accordingly, the effective tax rate for the Company in future years could vary from historical effective rates depending on the Company's future legal and tax elections. The income tax liability for all current income taxes for purposes of these combined financial statements have been settled with Interstate through owners' equity.

             Insurance:

             Insurance premiums are recorded as income on a pro-rata basis over the life of the related policies, with the portion applicable to the unexpired terms of the policies in force recorded as unearned premium reserves. Losses are provided for reported claims, claims incurred but not reported and claims settlement expense at each balance sheet date. Such losses are based on management's estimate of the ultimate cost of settlement of claims. Actual liabilities may differ from estimated amounts. Any changes in estimates are reflected in current earnings.

             Owners' Equity:

             Owners' equity represents the net equity of Interstate in the Company. Net contributions/distributions from owners represent non-operating transfers to and from Interstate, including transfers to and from the central cash account.

             Revenue Recognition:

             The Leased Hotels recognize revenue from their rooms, food and beverage and other departments as earned on the close of each business day. Management and other related fees are recognized when earned.

             Reimbursable Expenses:

             The Company is reimbursed for costs associated with providing certain insurance and risk management services, purchasing and project management services, MIS and legal support, centralized accounting, training and relocation programs to the Managed and Leased Hotels. These revenues are included in other fees and the corresponding costs are included in general and administrative and payroll and related benefits in the combined statements of operations and owners' equity.

                                 (In thousands)
                                     -------


2.       Summary of Significant Accounting Policies, continued:

              Financial Instruments:

              As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

              Earnings Per Share:

              Because the accompanying combined financial statements have been carved out of Interstate and certain of its subsidiaries, some of which are/were corporations and some of which are/were partnerships, the Company believes that the earnings per share calculations required to be presented are not meaningful for periods presented herein and, therefore, have not been provided.

              New Accounting Pronouncements:

              In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." The new standard requires that all public business enterprises report information about operating segments, as well as specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. The new standard, which is effective for the fiscal year ending December 31, 1998, will require additional disclosure by the Company but will not have a financial impact on the Company.

              In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The new standard requires additional information to facilitate financial analysis and eliminates certain disclosures which are no longer useful. To the extent practicable, the standard also standardizes disclosures for retiree benefits. The new standard, which is effective for the fiscal year ending December 31, 1998, will require additional disclosure by the Company but will not have a financial impact on the Company.

              Use of Estimates:

              The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements. They may also affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                                 (In thousands)
                                     -------


3.       Property and Equipment:

         Property and equipment consisted of the following at December 31:

                                                                             1996        1997
                                                                          ---------   ---------

             Leasehold improvements (10 years)                            $     699   $   1,345
             Furniture, fixtures and equipment (5 to 20 years)                4,379       5,924
                                                                          ---------   ---------

                                                                              5,078       7,269

             Less accumulated depreciation                                   (3,036)     (3,680)
                                                                          ---------   ---------

                                                                          $   2,042   $   3,589
                                                                          =========   =========

         Depreciation expense was approximately $437, $500 and $644 for the years ended December 31, 1995, 1996 and 1997, respectively.


4.       Intangible and Other Assets:


         Intangible and other assets consisted of the following at December 31:

                                                                             1996        1997
                                                                          ----------  ----------

             Management contracts (3 to 10 years)                         $   8,090   $   5,795
             Lease contracts (10 to 15 years)                                22,600      24,950
             Goodwill (25 years)                                             21,691      21,725
             Other                                                            1,279       1,030
                                                                          ---------   ---------

                                                                             53,660      53,500

             Less accumulated amortization                                   (3,858)     (4,175)
                                                                          ---------   ---------

                                                                          $  49,802   $  49,325
                                                                          =========   =========

                                 (In thousands)
                                     -------


5.       Long-Term Debt:

         On May 31, 1994, Colony entered into a $1,000 non-interest bearing note with Radisson Hotels International, Inc. in connection with the acquisition of management and other service contracts. The note is payable in five annual installments of $200 beginning January 1, 1995. At December 31, 1996 and 1997, the present value of the note was $541 and $370, respectively.

6.       Commitments and Contingencies:

         The Company provides financial guarantees to the owners of the Leased Hotels for certain minimum operating performance levels, which are increased annually by the consumer price index. These leases have initial terms of 10 to 15 years expiring through 2012, and provide for fixed base rate and variable components based on a percentage of hotel revenues. Presently, management does not expect to incur any claims against these lease guarantees. Future minimum lease payments are computed based on the base rent of each lease, as defined, and are as follows:

               1998                            $  52,682
               1999                               52,682
               2000                               52,682
               2001                               52,682
               2002                               52,682
               Thereafter                        423,421
                                               ---------

                                               $ 686,831
                                               =========

         The Company accounts for the leases of office space (the office leases expire at varying times through 2005) and certain office equipment (the equipment leases expire at varying times through 2003) as operating leases. Total rent expense amounted to approximately $816, $1,020 and $1,571 for the years ended December 31, 1995, 1996 and 1997, respectively. The following is a schedule of future minimum lease payments under these leases:

               1998                            $   2,797
               1999                                2,596
               2000                                2,102
               2001                                1,657
               2002                                1,255
               Thereafter                          1,049
                                               ---------

                                               $  11,456
                                               =========

         In the ordinary course of business, various lawsuits, claims and proceedings have been or may be instituted or asserted against Interstate. The Company will be held liable for certain of the lawsuits, claims and proceedings instituted or asserted against Interstate to the extent that the claim relates to operations of the Company. Based on currently available facts, management believes that the disposition of matters that are pending or asserted against the Company will not have a material adverse effect on the combined financial position, results of operations or liquidity of the Company.

                                 (In thousands)
                                     -------


6.       Commitments and Contingencies, continued:

         Risk Related to Dispute Over Leased Hotel Portfolio:

         The Company is engaged in a dispute with Equity Inns Partnership, L.P. (Equity Inns) regarding the status of leases for 80 hotels the Company leases from Equity Inns or its affiliates. The principal issue in the dispute is whether the Company or Equity Inns are responsible for funding product improvement plans (PIPs) which were issued by certain franchisors under whose brand names the Company operates the Leased Hotels. The PIPs were issued at the time of Patriot's application for new franchise agreements in connection with Patriot's merger with IHC. The total amount required to be funded under the PIPs is approximately $6.0 million.

         Generally, the leases require Equity Inns to satisfy any capital obligations relating to the Leased Hotels, including any PIPs issued from time to time by franchisors. In this case, however, Equity Inns is claiming that certain franchisors issued new PIPs as a result of the new franchise applications Patriot has been required to submit as a result of its merger with Interstate and, therefore, that Patriot should be responsible for paying the costs necessary to satisfy them. In addition, Equity Inns claims that it had the right to consent in advance to Patriot's application for new franchise agreements and has demanded that the Company pay the costs necessary to satisfy the PIPs as a condition to continuation of the leases. Management is vigorously disputing Equity Inns' claims, but they cannot be sure that they will prevail. The Equity Inns leaseholds represent a significant portion of the Company's current business and if management is not able to resolve this dispute with Equity Inn and the leases are terminated, the Company's results will be negatively affected.


 7.      Net Management Fees:

         The Company's management agreements have initial terms that range from one month to 22 years, expire through the year 2019 and are generally cancelable under certain conditions, including the sale of the hotel. In addition, certain agreements are renewable for successive terms of one to ten years.

         The management agreements specify the base management fees to be earned, which are generally based on percentages of gross revenues. In certain cases, incentive management fees are earned based on the hotels' profitability as defined by the management agreements. The net management fees earned for the years ended December 31 were as follows:

                                                                          1995        1996        1997
                                                                        --------    --------    --------
            Base management fees                                        $ 22,792    $ 27,802    $ 31,649
            Incentive management fees                                      4,753       5,766       6,409
                                                                        --------    --------    --------

                                                                          27,545      33,568      38,058
            Less:
              Administrative fees                                            439         545         230
              Write-off of uncollectible base management fees                 84           -           -
                                                                        --------    --------    --------

                                                                        $ 27,022    $ 33,023    $ 37,828
                                                                        ========    ========    ========

                                 (In thousands)
                                     -------

8.       Non-Cash Compensation:

         Prior to an initial public offering of Interstate's common stock in 1996, Interstate issued 785,533 shares of common stock to certain employees in consideration for the cancellation of certain stock options issued by IHC in 1995. The shares were valued based on the estimated value of the common stock at the time the shares were issued. As a result of the cancellation of the stock options issued by IHC in 1995 and the issuance of the common stock at no cost to the recipients, the Company recorded non-cash compensation expense of $11,896.


9.       Income Taxes:

         Income tax expense consisted of the following for the years ended December 31:

                                                     1996         1997
                                                  ----------   ----------
              Current:
                 Federal                          $   5,066    $  10,933
                 State                                  724        1,562
                                                  ---------    ---------

                                                      5,790       12,495
                                                  ---------    ---------
              Deferred:
                 Federal                             (1,517)          89
                 State                                 (217)          13
                                                  ---------    ---------

                                                     (1,734)         102
                                                  ---------    ---------

              Income tax expense                  $   4,056    $  12,597
                                                  =========    =========

         The provision for income tax was recorded based on the federal statutory rate of 35% plus the state tax rate, net of federal income tax benefit of 5%. These rates approximate Interstate's historical rates.

         The components of net deferred tax assets and liabilities consisted of the following at December 31:

                                                           1996                       1997
                                                  -----------------------   ------------------------
                                                   Assets     Liabilities    Assets     Liabilities
                                                  ---------   -----------   ---------   ------------
             Depreciation and amortization        $       -   $      252    $       -   $       237
             Payroll and related benefits                84            -          121             -
             Self-insured health trust                  976            -           36             -
             Retirement plan                            681            -        1,356             -
             Reserves and other                         245            -          356             -
                                                   --------    ---------    ---------   -----------

                                                  $   1,986   $      252    $   1,869   $       237
                                                  =========   ==========    =========   ===========

         As discussed in Note 2, prior to 1996, the Company was organized as S corporations, partnerships or limited liability companies and, therefore, the majority of all federal and state income tax liabilities and benefits were borne by the respective stockholders, partners or members. Pro forma income tax expense, assuming the Company was a C corporation for 1995, based on a combined federal and state effective income tax rate of 40%, would be $6,380.

                                 (In thousands)
                                     -------


10.      Supplemental Cash Flow Information:

         Cash paid for interest amounted to $436, $248, and $29 for the years ended December 31, 1995, 1996, and 1997, respectively. Non-cash, equity-related compensation of $11,896 was excluded from the combined statement of cash flows in 1996. Additionally, stock valued at $47,417 was used to purchase certain hotel leases and was also excluded from the combined statement of cash flows in 1996.


11.      Insurance:

         The Company provides certain insurance coverage to hotels under the terms of the various management and lease contracts. This insurance is generally arranged through third-party carriers. Northridge Insurance Company (Northridge), a subsidiary of the Company, reinsures a portion of the coverage from these third-party primary insurers. The policies provide for layers of coverage with minimum deductibles and annual aggregate limits. The policies are for coverage relating to innkeepers' losses (general/comprehensive liability), wrongful employment practices, garagekeeper's legal liability, replacement cost automobile losses and real and personal property insurance.

         The Company is liable for any deficiencies in the IHC Employee Health and Welfare Plan (and related Health Trust), which provides employees of the Company with group health insurance benefits. The Company has a financial indemnity liability policy with Northridge which indemnifies the Company for certain obligations for the deficiency in the related Health Trust. The premiums for this coverage received from the properties managed by the Company, net of intercompany amounts paid for employees at the Company's corporate offices and Leased Hotels, are recorded as direct premiums written. There was a deficiency of $1,292 in the related Health Trust as of December 31, 1997, which was recorded as a liability of the Company on the accompanying combined balance sheet. There was no deficiency in the related Health Trust as of December 31, 1996.

         All accounts of Northridge are classified with assets and liabilities of a similar nature in the combined balance sheets. The combined statements of operations and owners' equity include the insurance income earned and related insurance expenses incurred. The insurance income earned has been included in other fees in the consolidated statements of operations and owners' equity and is comprised of the following for the years ended December 31:

                                                                  1995        1996        1997
                                                               ----------   ---------   ---------
             Reinsurance premiums written                      $   4,981    $  5,245    $  5,811
             Direct premiums written                               2,477       2,032       2,221
             Reinsurance premiums ceded                             (422)       (414)       (544)
             Change in unearned premiums reserve                     (62)        158         (55)
             Loss sharing premiums                                   698       1,101       1,687
                                                               ---------    --------    --------

             Insurance income                                  $   7,672    $  8,122    $  9,120
                                                               =========    ========    ========

                                 (In thousands)
                                     -------


12.      Financial Instruments:

         The carrying values and fair values of the Company's financial instruments consisted of the following at December 31:

                                                                            1996                     1997
                                                                  ------------------------  -----------------------
                                                                   Carrying       Fair       Carrying      Fair
                                                                     Value       Value        Value        Value
                                                                  ------------ -----------  -----------  ----------

              Cash and cash equivalents                           $    10,969  $   10,969        2,331   $   2,331
              Restricted cash                                           2,105       2,105        2,324       2,324
              Officers and employees
                   notes receivable                                     4,603       4,603       12,157      12,157
              Long-term debt, including current portion                   541         541          370         370

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         Cash and cash equivalents and restricted cash: The carrying amounts approximate fair value because of the short maturity of these investments.

         Officers and employees notes receivable: The fair value of officers and employees notes receivable is based on anticipated cash flows and approximates carrying value.

         Long-term debt: The fair value of long-term debt is based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities.


13.      Related Party Transactions:

             Transactions with Significant Related Parties:

             Included in net management fees are management fees earned pursuant to management agreements between the Company and the affiliates of Interstate that owned the Owned Hotels. In addition, certain of the Owned Hotels were subject to management agreements between the Company and the third-party owners of these hotels prior to their acquisition by Interstate. Included in net management fee revenue in the accompanying combined statements of operations are fees related to the Owned Hotels (including periods prior to their acquisition by Interstate, if applicable) amounting to $9,079, $11,726, and $15,816 for the years ended December 31, 1995, 1996 and 1997, respectively. Receivables from management fee revenues from the Owned Hotels comprise the Related Party Receivables - management contracts in the accompanying combined balance sheets and amount to $1,125, $1,260, and $1,522 at December 31, 1995,
             1996, and 1997, respectively.

             Revenues from other fees include primarily insurance revenues and purchasing fees. Insurance revenues, which are described in Note 11, from Owned Hotels amounted to $397 and $2,842 for the years ended December 31, 1996 and 1997, respectively. Purchasing fees from Owned Hotels amounted to $338 and $1,574 for the years ended December 31, 1996 and 1997, respectively.

                                 (In thousands)
                                     -------


13.      Related Party Transactions, continued:

             Transactions with Significant Related Parties, continued:

             Included in accounts receivable is approximately $1,028 and $302 at December 31, 1996 and 1997, respectively, due from hotels that Milton Fine, former Chairman of the Interstate Board of Directors and significant shareholder of Interstate, has an ownership interest. The Company has waived the management fees for one of these hotels through November 1998.


             In October 1997, the Company entered into a note receivable with Mr. Fine that permits up to $1,000 of borrowings. The note receivable bears interest at 6.3%. Semi-annual interest-only payments are due until it matures in December 2002, at which time all unpaid interest and principal is due. As of December 31, 1997, there was $405 outstanding on the note receivable.

             Affiliate Receivables:

             Affiliate receivables consist principally of short-term interest bearing loans to third-party owners. Included in this balance is a loan to a hotel in which Mr. Fine has a controlling interest. The recorded balance of this loan was $487 at December 31, 1997.

             Concentration of Risk:

             The Company manages three hotels located in Russia, one of which opens in December 1998. As of December 31, 1996 and 1997, receivables from these hotels amounted to $158 and $4,692, respectively. The Company currently estimates the receivables as collectable, however, actual collections could differ from current estimates.


14.      Interim Financial Statements (Unaudited):

         The unaudited combined balance sheet as of June 30, 1998, and the unaudited combined statements of income and owners' equity and cash flows for the six months ended June 30, 1997 and 1998, in the opinion of management, have been prepared on the same basis as the audited combined financial statements and include all significant adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation, in all material respects, of the results of these interim periods. Operating results for the interim periods are not necessarily indicative of the results for the entire year.

         In connection with the merger of Interstate into Patriot on June 2, 1998, as discussed in Note 1, Patriot allocated the purchase price to the estimated fair market value of the assets of the Company. As a result, on June 2, 1998, the Company recorded an intangible asset related to management contracts of $67,734 and a deferred tax liability of $17,893, resulting in a net increase to owners' equity of $49,841. The intangible asset and related deferred tax liability will amortize over five years beginning on June 2, 1998. This non-cash investing and financing transaction was excluded from the combined statement of cash flows for the period ended June 30, 1998. Amortization for the period from June 2, 1998 to June 30, 1998 amounted to $1,129.

                                 (In thousands)
                                     -------


14.      Interim Financial Statements (Unaudited), continued:

         The allocation of the purchase price paid by Patriot to the Company is preliminary and is based on an estimate using facts and circumstances known at the time and is subject to change in the near term.

         Prior to the merger of Interstate into Patriot on June 2, 1998, merger-related costs were incurred and expensed by Interstate and were carved out of and not reflected in the accompanying combined statement of operations for the six-month period ended June 30, 1998. Subsequent to the merger of Interstate into Patriot, severance payments and other merger-related costs were incurred by Patriot. These remaining merger-related costs, amounting to $22,446 at June 30, 1998, have been accrued by the Company, with an associated receivable due from Patriot recorded in the same amount. The aforementioned amounts paid and accrued were capitalized by Patriot as part of the purchase price of Interstate and, accordingly, no expenses related to these amounts have been recorded in the accompanying unaudited combined financial statements for the six-month period ended June 30, 1998.

     We have not authorized anyone to give any information or make any representations in connection with the spin-off. If anyone gives you any such
information or makes any such representations, you should not rely on it or them                       9,221,743 Shares
as having been authorized by the Company. The affairs of the Company may change and you should not assume that the information in this Information
Statement/Prospectus is correct as of any time subsequent to this date. This
Information Statement/Prospectus is not an offer to sell these securities and it                Interstate Hotels Management, Inc.
is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             ----------------

                            TABLE OF CONTENTS                                                            Common Stock


                                                                            PAGE
                                                                            ----

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF AND THE COMPANY.......................1

KEY TERMS OF THE SPIN-OFF......................................................4                 --------------------------------

SUMMARY .......................................................................5                 Information Statement/Prospectus

SUMMARY FINANCIAL AND OTHER DATA...............................................7                 --------------------------------

RISK FACTORS...................................................................9

THE SPIN-OFF..................................................................14

BUSINESS......................................................................17                                  , 1999

SELECTED FINANCIAL AND OTHER DATA.............................................26

PRO FORMA FINANCIAL DATA......................................................28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND RESULTS OF OPERATIONS.............................................35

MANAGEMENT....................................................................44

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................48

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................49

DESCRIPTION OF CAPITAL STOCK..................................................50

WHERE YOU CAN FIND MORE INFORMATION...........................................53

INDEX TO COMBINED FINANCIAL INFORMATION......................................F-1



                             ----------------

     Until          , 1999, all dealers that effect transactions in these
securities may be required to deliver this Information Statement/Prospectus.


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

        The following table sets forth the estimated expenses payable by the Company in connection with the spin-off:

       NATURE OF EXPENSE                                               AMOUNT
       -----------------                                               ------

       SEC Registration Fee..........................................  $13,408
       New York Stock Exchange Filing Fee............................        *
       Accounting Fees and Expenses..................................        *
       Legal Fees and Expenses.......................................        *
       Printing Expenses.............................................        *
       Blue Sky Qualification Fees and Expenses......................        *
       Distribution Agent's Fee......................................        *
       Miscellaneous.................................................        *
                  TOTAL..............................................  $     *

--------------

(1) The amounts set forth above, except for the SEC and New York Stock Exchange fees, are in each case estimated.

*    To be completed by Amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company's officers and directors are indemnified to the maximum extent authorized or permitted under applicable law. Maryland's corporation law generally permits the liability of directors and officers to a corporation for monetary damages to be limited, unless it is proven that (i)(a) the director or officer actually received an improper personal benefit in money, property or services, (b) the director or officer acted in bad faith, or (c) the director's or officer's act or omission was the result of active and deliberate dishonesty, and (ii) the director's or officer's act or omission was material to the matter giving rise to the proceeding. However, in the case of a suit by or in the right of the Company, a director or officer may not be indemnified in respect of any proceeding in which he shall have been adjudged liable to the Company, unless and only to the extent a court of appropriate jurisdiction determines that such person is fairly and reasonably entitled to indemnity for such expenses as such court may deem proper. Any amendment or repeal of the Company's Articles of Incorporation may not adversely affect the rights of any person entitled to indemnification for any event occurring prior to such amendment or repeal.

        The Company's Bylaws provide for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

         Patriot has entered into an agreement with W. Thomas Parrington, Jr. pursuant to which Patriot has agreed to indemnify Mr. Parrington from and against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding arising out of this Registration Statement in which Mr. Parrington is involved if Mr. Parrington acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if Mr. Parrington had no reasonable cause to believe his conduct was unlawful.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        The Company has issued unregistered securities to a limited number of persons, as described below. No underwriters or underwriting discounts or commissions were involved. There was no public offering in any such transaction, and the Company believes that each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, by reason of Section 4(2) thereof, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning the Company and acquired the securities for investment and not with a view to the distribution thereof.

               (1) On June 2, 1998, the Company issued an aggregate of 9,900 shares of the Company's Class B Non-Voting Common Stock to Patriot American Hospitality, Inc. in exchange for (i) a 35% managing membership interest in Interstate Hotels, LLC; (ii) Patriot's rights under its contract with Interstate Hotels, LLC pursuant to which Interstate Hotels, LLC agreed not to pursue or conduct any third-party hotel management business other than that in existence on June 2, 1998 (including any renewals or extensions of management contracts in existence on such date); and (iii) Patriot's rights under its contract with Interstate Hotels, LLC pursuant to which Interstate Hotels, LLC agreed that it would cease to manage certain identified hotels upon consummation of the spin-off.

               (2) On June 2, 1998, the Company issued an aggregate of 100 shares of the Company's Class A Voting Common Stock to PAH-Interstate Holdings, Inc. for an aggregate purchase price of $478,836.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (a) Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement.

2.1* Form of Distribution Agreement by and among Patriot American Hospitality, Inc. and Interstate Hotels Management, Inc.

3.1      Form of Articles of Amendment and Restatement of the Company

3.2      Form of Amended and Restated Bylaws of the Company

3.3*     Form of Shareholder Rights Plan of the Company

5.1*     Opinion of Goodwin, Procter & Hoar LLP

10.1     Form of Limited Liability Company Agreement of IHC II, LLC

10.2 Form of Amended and Restated Limited Liability Company Agreement of Interstate Hotels, LLC

10.3 Form of Voting Agreement among the Company and the identified stockholders of the Company

10.4* Form of Owner Agreement by and between Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P., IHC II, LLC and [Marriott International, Inc./Marriott Hotel Services, Inc.]

10.5*    Form of Lease Agreement

10.6* Form of Management Agreement by and between Wyndham International Operating Partnership, L.P. and IHC II, LLC

10.7* Form of Submanagement Agreement by and between [Marriott International, Inc./Marriott Hotel Services, Inc.] and IHC II, LLC

10.8*    Form of Interstate Hotels Management, Inc. Guaranty

21.1*    List of Subsidiaries of the Company

23.1     Consent of PricewaterhouseCoopers, LLC

23.2*    Consent of Goodwin, Procter & Hoar LLP (to be included in Exhibit 5.1)

27.1     Financial Data Schedule

27.2     Financial Data Schedule
---------------

*    To be filed by amendment.

     (b) All applicable required schedules are included in the Information Statement/Prospectus and are therefore omitted from this section.


ITEM 17.       UNDERTAKINGS


(a)  - (g) Not applicable.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)  - (j) Not applicable.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on November 10, 1998.

                                    INTERSTATE HOTELS MANAGEMENT, INC.


                                    By: /s/ W. THOMAS PARRINGTON, JR.
                                        -------------------------------------
                                        W. Thomas Parrington, Jr.
                                        President and Chief Executive Officer


        KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints W. Thomas Parrington, Jr. such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURES                                     TITLE                                  DATE
                  ----------                                     -----                                  ----

/s/ W. THOMAS PARRINGTON, JR.                         President and Chief Executive                     November  10, 1998
-------------------------------------                 Officer (Principal Executive Officer)
W. Thomas Parrington, Jr.                             and Director



/s/ J. WILLIAM RICHARDSON                             Chief Financial Officer and                       November  10, 1998
-------------------------------------                 Executive Vice President,
J. William Richardson                                 Finance and Administration
                                                      (Principal Financial Officer
                                                      and Principal Accounting Officer)


/s/ THOMAS W. LATTIN
-------------------------------------                 Director                                          November  10, 1998
Thomas W. Lattin